12028053

2012
ANNUAL REPORT

KEWAUNEE®

...encouraging new discovery

Corporate Profile

Kewaunee Scientific Corporation is a recognized leader in the design, manufacture, and installation of laboratory, healthcare, and technical furniture products. Laboratory furniture products include both steel and wood cabinetry, fume hoods, adaptable modular systems, moveable workstations, biological safety cabinets, and epoxy resin counters and sinks. Healthcare furniture products include laminate casework, storage systems, and related products for healthcare applications. Technical furniture products include column systems, slotted-post systems, pedestal systems, and stand-alone benches.

The Company's corporate headquarters are located in Statesville, North Carolina. Three manufacturing facilities are located in Statesville, NC serving the domestic and international markets. One manufacturing facility is located in Bangalore, India serving the local and Asian markets. The Company has subsidiaries in Singapore and India. Kewaunee Scientific Corporation's website is located at http://www.kewaunee.com.

KEWAUNEE Scientific Corporation

Dear Stockholder: July 13, 2012

We are pleased to report that significant progress was made in a number of important areas during fiscal year 2012. These include lowering our manufacturing and overhead costs, further strengthening and expansion of our dealer network, bringing new innovative products to the marketplace, and increasing our order backlog. Positive results from many of these initiatives contributed to the greatly improved sales and earnings we reported for the fourth quarter. During the year, we continued to experience the impact of the global economic slowdown on construction spending and lower selling prices. Beginning early in the year, we also experienced significant increases in costs for raw materials, particularly steel and epoxy resin.

Sales for the year were $102,847,000, up 3% from sales of $100,003,000 in the prior year. Net earnings for the year were $1,031,000, or $0.40 per diluted share, down from net earnings of $1,850,000, or $0.72 per diluted share, in the prior year. The order backlog increased to a record $86.2 million at April 30, 2012, up from $65.7 million at April 30, 2011, with both domestic and international orders contributing to the growth.

Sales from Domestic Operations were $83,971,000, as compared to sales of $84,121,000 in the prior year. The domestic marketplace for privately funded projects held up relatively well during the year, although at extremely competitive prices, while opportunities for publicly funded educational projects dropped sharply and remain depressed. We continued to strengthen our domestic dealer network, with the addition of Nycom, Inc. covering the Southeastern United States, the expansion of ISEC's territories to include the entire Western United States, and the addition of Farnell Equipment Company covering Michigan.

Our International Operations had an excellent year, as several large projects shipped in the fourth quarter. Sales increased to $18,876,000, up 19% from sales of $15,882,000 in the prior year. Our strengthened and expanded dealer network has Kewaunee well positioned to take advantage of the growing number of laboratory project opportunities in Asia and the Middle East. Kewaunee's increasing international presence and capabilities were recognized in the fourth quarter when the Company was awarded the laboratory furniture and equipment contract for the College of Engineering and Petroleum-Women's Campus at Kuwait University. This $11 million project will be managed by our international team. The majority of the products manufactured under the contract are expected to be produced at our Statesville facilities in the late summer or early fall of calendar year 2013.

Earnings for the year were unfavorably impacted by lower selling prices, a significant increase in raw material costs, particularly for steel and epoxy resin, and a large drop-off in demand for publicly-funded educational projects, primarily wood furniture. The impact of these factors on the year was partially offset by excellent fourth quarter results that benefited from strong sales and earnings from our International Operations and lower operating costs from our Domestic Operations. In the second quarter of the year, we announced initiatives that, when fully implemented, have the potential to reduce our annual costs by over $3 million. This was followed by additional actions in the third quarter, including a 13% reduction in the number of administrative and support staff at Statesville. The administrative and support staff reductions are projected to reduce our annual costs by an additional $1 million.

The Company ended the year in strong financial condition with an excellent balance sheet. Cash on hand increased to $6.9 million, while working capital increased to $23.4 million. Short-term borrowings under our $15 million bank line of credit were $6.8 million, and our total bank borrowings and capital lease obligations were $10.5 million.

Board Changes

This year, James Rhind has chosen not to stand for re-election, and his distinguished service as a key member of our Board of Directors will end after this annual stockholder meeting. Jim joined our Board in 1966 while serving as a partner in the law firm of Bell, Boyd & Lloyd in Chicago. He was instrumental in establishing Kewaunee Scientific Corporation as a public company in 1968. The Company and our shareholders were served remarkably well by his wise counsel and deep expertise in management, finance, and legal matters. The entire Board of Directors is grateful to him for his conscientious execution of his Board responsibilities and the guidance and leadership he has provided to the Company.

Outlook

We see many opportunities for increased sales and earnings over the long-term. On the domestic front, we have made excellent progress on our strategy to strengthen and expand our dealer network, which we believe will provide us increased sales opportunities and orders. Sales of our new products, including bio-safety cabinets, safety storage cabinets, and laminate furniture products, are increasing as they continue to penetrate the marketplace. The recent introduction of our new innovative ductless fume hood line is expected to be an important further development of our "Green" products in the laboratory equipment market. We also see significant opportunities for sales growth in the healthcare marketplace, where we are expanding our sales and marketing efforts. In addition, we continue to realize lower operating costs from our cost savings initiatives put in place over the past year.

On the international front, we have also strengthened and broadened our dealer network, solidifying our position to take advantage of the growing number of laboratory project opportunities in Asia and the Middle East. We are actively pursuing a number of large projects in the international marketplace that have the potential to significantly impact our order backlog. Additionally, we are currently evaluating opportunities to increase our presence in the growing China laboratory furniture marketplace where many multinational companies are locating their research and manufacturing facilities. An expanded presence in China will position the Company to take advantage of these growing opportunities.

We think there is no better time to develop significant competitive advantages and increase market share than in an economic downtown when your primary competitors are struggling. In times like this, businesses like Kewaunee get even stronger, giving us a significant advantage when the economy improves. We feel the current situation provides Kewaunee a unique window of opportunity to further establish itself as the leader in all markets we serve and to expand into select new markets. We are focused on capitalizing on this opportunity by diligently working to:

- strengthen the Kewaunee brand and customer loyalty;
- strengthen relationships with existing customers;
- maximize customer communications and service;
- build relationships with new and prospective customers; and
- become a leaner, more cost-effective company.

In addition, we are pursuing opportunities to sell our products into new segments of the marketplace where customers have lost confidence in their traditional suppliers, such as the markets for designer wood and metal laboratory furniture.

At the same time, fiscal year 2013 will present us with significant challenges. The ongoing global economic slowdown continues to depress construction activity and pricing in the marketplace. This is particularly true for domestic publicly funded educational projects, where we do not expect any noticeable improvement in the short term. We continue to add large international projects to our order backlog. Customer delivery requirements for these projects tend to be more erratic than for domestic projects. This often results in uneven reportable sales and earnings from our International Operations between our quarterly reporting periods.

We thank our many loyal customers for the opportunity of providing them with the finest laboratory furnishings and equipment in the world. We also thank our stockholders; our Associates; our dealers and direct sales representatives; and our national stocking distributor of laboratory products, VWR, for your continued support and contributions. This continuing support, combined with the wise counsel of our Board of Directors have positioned Kewaunee Scientific Corporation to become the worldwide leader of laboratory and healthcare storage systems, workstations, and safety equipment for laboratories. Going forward, our priorities are to reach and maintain this goal, while providing our stockholders with a good return on their investment, customers with the best quality service and products, and our Associates with rewarding jobs and opportunities for advancement.

Sincerely,

William A. Shumaker
Chairman of the Board,
Chief Executive Officer

David M. Rausch
President,
Chief Operating Officer

See page 5 of this Annual Report for a discussion of factors that could significantly impact results or achievements expressed or implied by forward-looking statements made in this letter.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended April 30, 2012 or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from______ to ______

Commission file number 0-5286

KEWAUNEE SCIENTIFIC CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**38-0715562**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**
2700 West Front Street Statesville, North Carolina	**28677-2927**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (704) 873-7202

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on which registered
Common Stock $2.50 par value	**NASDAQ Global Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act: (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of shares of voting stock held by non-affiliates of the registrant was approximately $19,972,457, based on the last reported sale price of the registrant's Common Stock on October 28, 2011, the last business day of the registrant's most recently completed second fiscal quarter. Only shares beneficially owned by directors of the registrant (excluding shares subject to options) and each person owning more than 10% of the outstanding Common Stock of the registrant were excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of July 9, 2012, the registrant had outstanding 2,579,464 shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE: Those portions of the Company's proxy statement for use in connection with Kewaunee Scientific Corporation's annual meeting of stockholders to be held on August 22, 2012, indicated in this report are incorporated by reference into Part III hereof.

Table of Contents **Page or Reference**

PART I		
Item 1.	Business	3
Item 1A.	Risk Factors	5
Item 2.	Properties	6
Item 3.	Legal Proceedings	6
Item 4.	Mine Safety Disclosures	6
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	7
Item 6.	Selected Financial Data	8
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	9
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	14
Item 8.	Financial Statements and Supplementary Data	14
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	35
Item 9A.	Controls and Procedures	35
Item 9B.	Other Information	35
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	36
Item 11.	Executive Compensation	37
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	37
Item 13.	Certain Relationships and Related Transactions, and Director Independence	38
Item 14.	Principal Accountant Fees and Services	38
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	39
SIGNATURES		40
EXHIBIT INDEX		41

PART I

Item1. Business

GENERAL

Our principal business is the design, manufacture, and installation of laboratory, healthcare, and technical furniture products. Laboratory furniture products include both steel and wood cabinetry, fume hoods, adaptable modular systems, moveable workstations, environmentally friendly casework, biological safety cabinets and epoxy resin counters and sinks. Healthcare furniture products include laminate casework, systems and related products for healthcare applications. Technical furniture products include column systems, slotted-post systems, pedestal systems and stand-alone benches.

Our products are sold primarily through purchase orders and contracts submitted by customers through our dealers and commissioned agents and a national distributor, as well as through competitive bids submitted by us and our subsidiaries in India and Singapore. Products are sold principally to pharmaceutical, biotechnology, industrial, chemical, and commercial research laboratories, educational institutions, healthcare institutions, governmental entities, manufacturing facilities, and users of networking furniture. We consider the markets in which we compete to be highly competitive, with a significant amount of the business involving competitive public bidding.

It is common in the laboratory and healthcare furniture industries for customer orders to require delivery at extended future dates, as products are frequently to be installed in buildings yet to be constructed. Changes or delays in building construction may cause delays in delivery of the orders and our recognition of the sale. Since prices are normally quoted on a firm basis in the industry, we bear the burden of possible increases in labor and material costs between quotation of an order and delivery of the product. The impact of such possible increases is considered when determining the sales price.

Our need for working capital and our credit practices are comparable to those of other companies manufacturing, selling, and installing similar products in similar markets. Since our products are used in building construction projects, in many cases payments for our products are received over longer periods of time than payments for many other types of manufactured products, thus requiring increased working capital. In addition, payment terms associated with certain projects provide for a retention amount until completion of the project, thus also increasing required working capital. On average, payments for our products are received during the quarter following shipment, with the exception of the retention amounts which are collected at the completion of the project.

The principal raw materials and products manufactured by others and used by us in our products are cold-rolled carbon and stainless steel, hardwood lumber and plywood, paint, chemicals, resins, hardware, plumbing, and electrical fittings. Such materials and products are purchased from multiple suppliers and are typically readily available.

We hold various patents and patent rights, but do not consider that our success or growth is dependent upon our patents or patent rights. Our business is not dependent upon licenses, franchises, concessions, trademarks, royalty agreements, or labor contracts.

Our business is not generally cyclical, although sales are sometimes lower during our third quarter because of slower construction activity in certain areas of the country during the winter months. Our business is not dependent on any one or a few customers; however, sales to our national distributor, VWR International, LLC, represented approximately 12%, 14%, and 10% of sales in each of fiscal years 2012, 2011, and 2010, respectively.

Our order backlog at April 30, 2012 was $86.2 million, as compared to $65.7 million at April 30, 2011 and $68.9 million at April 30, 2010. All but $24.2 million of the backlog at April 30, 2012 was scheduled for shipment during fiscal year 2013; however, it may reasonably be expected that delays in shipments will occur because of customer rescheduling or delay in completion of projects which involve the installation of our products. Based on scheduled shipment dates and past experience, we estimate that more than 65 percent of our order backlog at April 30, 2012 will be shipped during fiscal year 2013.

SEGMENT INFORMATION

See Note 9 of the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K for information concerning our Domestic and International business segments.

COMPETITION

We consider the industries in which we compete to be highly competitive and believe that the principal competitive factors are price, product performance, and customer service. A significant portion of our business is based upon competitive public bidding.

RESEARCH AND DEVELOPMENT

The amount spent and expensed by us during the fiscal year ended April 30, 2012 on research and development activities related to new or redesigned products was $941,000. The amounts spent for similar purposes in the fiscal years ended April 30, 2011 and 2010 were $1,181,000 and $1,296,000, respectively.

ENVIRONMENTAL COMPLIANCE

In the last three fiscal years, compliance with federal, state, or local provisions enacted or adopted regulating the discharge of materials into the environment has had no material effect on us. There is no material capital expenditure anticipated for such purposes, and accordingly, such regulation is not expected to have a material effect on our earnings or competitive position.

EMPLOYEES

At April 30, 2012, we had 440 domestic and 118 international full-time employees.

OTHER INFORMATION

Our Internet address is **www.kewaunee.com**. We make available, free of charge through this web site, our annual report to stockholders. Our Form 10-K and 10-Q financial reports may be obtained by stockholders by writing the Secretary of the Company, Kewaunee Scientific Corporation, P.O. Box 1842, Statesville, NC 28687-1842. The public may also obtain information on our reports, proxy, and information statements at the SEC Internet site **www.sec.gov**. The reference to our website does not constitute incorporation by reference of any information contained at that site.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements included and referenced in this report, including Management's Discussion and Analysis of Financial Condition and Results of Operations, constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that could significantly impact results or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, economic, competitive, governmental, and technological factors affecting our operations, markets, products, services, and prices, as well as prices for certain raw materials and energy. The cautionary statements made by us pursuant to the Reform Act herein and elsewhere should not be construed as exhaustive. We cannot always predict what factors would cause actual results to differ materially from those indicated by the forward-looking statements. In addition, readers are urged to consider statements that include the terms "believes," "belief," "expects," "plans," "objectives," "anticipates," "intends" or the like to be uncertain and forward-looking.

EXECUTIVE OFFICERS OF THE REGISTRANT

Included in Part III, Item 10(b) of this Annual Report on Form 10-K.

Item 1A. Risk Factors

You should carefully consider the following risks before you decide to buy shares of our common stock. If any of the following risks actually occur, our business, results of operations, or financial condition would likely suffer. In such case, the trading price of our common stock would decline, and you may lose all or part of the money you paid to buy our stock.

This and other public reports may contain forward-looking statements based on current expectations, assumptions, estimates, and projections about us and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those forward-looking statements as a result of many factors, as more fully described below and elsewhere in our public reports. We do not undertake to update publicly any forward-looking statements for any reasons, even if new information becomes available or other events occur in the future.

Disruptions in the financial markets have created uncertainty and deteriorating economic conditions may adversely affect our customers and our business.

The financial markets in the United States, Europe, and Asia continue to be volatile. The tightening of credit in financial markets, continuation or worsening of the current economic conditions, a prolonged global, national or regional economic recession or other similar events could have a material adverse effect on the demand for our products and on our sales, pricing and profitability. We are unable to predict the likely duration of these adverse economic conditions and the impact these events may have on our operations and the laboratory furniture industry in general.

If we fail to compete effectively, our revenue and profit margins could decline.

We face a variety of competition in all of the markets in which we participate. Competitive pricing, including price competition or the introduction of new products, could have material adverse effects on our revenues and profit margins.

Our ability to compete effectively depends to a significant extent on the specification or approval of our products by architects, engineers, and customers. If a significant segment of those communities were to decide that the design, materials, manufacturing, testing, or quality control of our products is inferior to that of any of our competitors, our sales and profits would be materially and adversely affected.

If we lose a large customer, our sales and profits would decline.

We have substantial sales to one large customer. That distributor accounted for approximately 12% of our net sales in fiscal year 2012. Loss of all or a part of our sales to a large customer would have a material effect on our revenues and profits.

An increase in the price of raw materials and energy could negatively affect our sales and profits.

It is common in the laboratory and healthcare furniture industries for customers to require delivery at extended future dates, as products are frequently to be installed in buildings yet to be constructed. Since prices are normally quoted on a firm basis in the industry, we bear the burden of possible increases in labor, material, and energy costs between the quotation of an order and the delivery of the products. Our principal raw materials are steel, including stainless steel, wood, and epoxy resin. Numerous factors beyond our control, such as general economic conditions, competition, worldwide demand, labor costs, energy costs, and import duties and other trade restrictions, influence prices for our raw materials. We have not always been able, and in the future we might not be able, to increase our product prices in amounts that correspond to increases in costs of raw materials, without materially and adversely affecting our sales and profits. Where we are not able to increase our prices, increases in our raw material costs will adversely affect our profitability.

Our future growth may depend on our ability to penetrate new international markets.

International laws and regulations, construction customs, standards, techniques, and methods differ from those in the United States. Significant challenges of conducting business in foreign countries include, among other factors, local acceptance of our products, political instability, currency controls, changes in import and export regulations, changes in tariff and freight rates, and fluctuations in foreign exchange rates.

Events outside our control may affect our operating results.

We have little control over the timing of shipping customer orders, as customers' required delivery dates are subject to change by the customer. Construction delays and customer changes to product designs are among the factors that may delay the start of manufacturing and shipments of orders. Shipments that we anticipate in one quarter may occur in another quarter, affecting both quarters' results. Weather conditions, such as unseasonably warm, cold, or wet weather, can also affect and sometimes delay projects. Political and economic events can also affect our revenues. When sales do not meet our expectations, our operating results will be reduced for the relevant quarters.

Our principal markets are in the laboratory building construction industry. This industry is subject to significant volatility due to various factors, none of which is within our control. Declines in construction activity or demand for our products could materially and adversely affect our business and financial condition.

We depend on key management and technical personnel, the loss of whom could harm our business.

We depend on certain key management and technical personnel. The loss of one or more key employees may materially and adversely affect us. Our success also depends on our ability to attract and retain additional highly qualified technical, marketing, and management personnel necessary for the maintenance and expansion of our activities. We might not be able to attract or retain such personnel.

Our stock price is likely to be volatile and could drop.

The trading price of our Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variation in operating results, announcement of technological innovations or new products by us or our competitors, general conditions in the construction and construction materials industries, relatively low trading volume in our common stock, and other events or factors. In addition, in recent years, the stock market has experienced extreme price fluctuations. This volatility has had a substantial effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of those companies. Securities market fluctuations may adversely affect the market price of our common stock.

We are subject to a number of significant risks that might cause our actual results to vary materially from our forecasts, targets, or projections, including:

- Failing to anticipate the need for, appropriately invest in and effectively manage the human, information technology, and logistical resources necessary to support our business, including managing the costs associated with such resources;
- Failing to generate sufficient future positive operating cash flows and, if necessary, secure adequate external financing to fund our growth; and
- Interruptions in service by common carriers that ship goods within our distribution channels.

Item 2. Properties

We own and operate three adjacent manufacturing facilities in Statesville, North Carolina. These facilities also house our corporate offices, as well as sales and marketing, administration, engineering and drafting personnel. These facilities together comprise approximately 413,000 square feet and are located on approximately 20 acres of land. In addition, at April 30, 2012, we leased our primary distribution facility and other warehouse facilities totaling 220,000 square feet in Statesville, North Carolina. In Bangalore, India we also lease and operate a manufacturing facility comprising 55,000 square feet, a warehouse facility comprising 11,000 square feet, and a facility comprising 7,000 square feet that houses sales and administrative offices. The Company's real property and equipment located in Statesville, North Carolina are pledged as collateral for the Company's term loan that is scheduled to mature on August 1, 2017. We believe our facilities are suitable for their respective uses and are adequate for our current needs.

Item 3. Legal Proceedings

From time to time, we are involved in disputes and litigation relating to claims arising out of our operations in the ordinary course of business. Further, we are periodically subject to government audits and inspections. We believe that any such matters presently pending will not, individually or in the aggregate, have a material adverse effect on our results of operations or financial condition.

Item 4. Mine Safety Disclosures

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the NASDAQ Global Market, under the symbol KEQU. The following table sets forth the quarterly high and low prices reported on the NASDAQ Global Market for our stock over the last two fiscal years.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2012				
High	**$11.10**	**$10.20**	**$ 9.87**	**$ 9.67**
Low	**$ 9.56**	**$ 8.01**	**$ 7.90**	**$ 8.00**
Close	**$ 9.90**	**$ 9.62**	**$ 9.35**	**$ 8.59**
2011				
High	$14.89	$12.25	$14.17	$14.25
Low	$10.54	$10.33	$10.89	$11.00
Close	$11.31	$11.21	$13.72	$11.10

As of July 2, 2012, we estimate there were approximately 1,000 stockholders of our common shares, of which 191 were stockholders of record. We paid cash dividends per share of $0.40, $0.40, and $0.38 for fiscal years 2012, 2011, and 2010, respectively. We expect to pay dividends in the future in line with our actual and anticipated future operating results.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

See Item 12 in this Form 10-K for a discussion of securities authorized for issuance under our equity compensation plans.

Item 6. Selected Financial Data

The following table sets forth our selected consolidated financial information for each of the years ended April 30, 2012, 2011, 2010, 2009, and 2008; this information is derived from our audited Consolidated Financial Statements. The data presented below should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

	Years Ended April 30				
$ and shares in thousands, except per share amounts	**2012**	2011	2010	2009	2008
OPERATING STATEMENT DATA:					
Net sales	**$102,847**	$100,003	$99,093	$103,978	$89,510
Costs of products sold	**83,691**	80,719	77,690	82,605	70,338
Gross profit	**19,156**	19,284	21,403	21,373	19,172
Operating expenses	**16,443**	16,127	15,576	14,289	13,559
Operating earnings	**2,713**	3,157	5,827	7,084	5,613
Other income (expense)	**271**	4	1	(28)	47
Interest expense	**(445)**	(199)	(157)	(280)	(294)
Earnings before income taxes	**2,539**	2,962	5,671	6,776	5,366
Income tax expense	**739**	864	1,921	2,264	1,733
Net earnings	**1,800**	2,098	3,750	4,512	3,633
Less: net earnings attributable to noncontrolling interest	**769**	248	178	265	499
Net earnings attributable to Kewaunee Scientific Corporation	**$ 1,031**	$ 1,850	$ 3,572	$ 4,247	$ 3,134
Weighted average shares outstanding:					
Basic	**2,579**	2,575	2,564	2,555	2,530
Diluted	**2,580**	2,585	2,575	2,561	2,557
PER SHARE DATA:					
Net earnings attributable to Kewaunee Scientific Corporation					
Basic	**$ 0.40**	$ 0.72	$ 1.39	$ 1.66	$ 1.24
Diluted	**0.40**	0.72	1.39	1.66	1.23
Cash dividends	**0.40**	0.40	0.38	0.32	0.28
Year-end book value	**11.44**	12.21	11.83	10.54	10.56

	As of April 30				
$ in thousands	**2012**	2011	2010	2009	2008
BALANCE SHEET DATA:					
Current assets	**$ 43,598**	$ 42,379	$38,582	$ 37,545	$33,182
Current liabilities	**20,240**	20,264	18,497	18,663	17,262
Net working capital	**23,358**	22,115	20,085	18,882	15,920
Net property, plant and equipment	**15,346**	16,575	13,815	11,369	11,825
Total assets	**64,136**	63,058	56,621	52,529	50,606
Total borrowings/long-term debt	**10,519**	10,574	5,073	6,141	5,027
Kewaunee Scientific Corporation Stockholders' equity	**29,511**	31,491	30,433	26,953	26,947
OTHER DATA:					
Capital expenditures	**$ 1,435**	$ 5,247	$ 4,239	$ 1,500	$ 2,546
Year-end stockholders of record	**198**	206	208	212	214
Year-end employees (domestic)	**440**	475	462	466	448

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that could significantly impact results or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, economic, competitive, governmental, and technological factors affecting our operations, markets, products, services, and prices. The cautionary statements made pursuant to the Reform Act herein and elsewhere by us should not be construed as exhaustive. We cannot always predict what factors would cause actual results to differ materially from those indicated by the forward-looking statements. In addition, readers are urged to consider statements that include the terms "believes," "belief," "expects," "plans," "objectives," "anticipates," "intends," or the like to be uncertain and forward-looking. Over time, our actual results, performance, or achievements will likely differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements, and such difference might be significant and harmful to our stockholders' interest. Many important factors that could cause such a difference are described under the caption "Risk Factors," in Item 1A of this Annual Report, which you should review carefully.

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

Kewaunee Scientific Corporation is a recognized leader in the design, manufacture, and installation of laboratory, healthcare, and technical furniture. The Company's corporate headquarters are located in Statesville, North Carolina. The Company's manufacturing facilities are located in Statesville and Bangalore, India. The Company has subsidiaries in Singapore and Bangalore that serve the Asian and Middle East markets. Kewaunee Scientific's website is located at **www.kewaunee.com**.

Our products are primarily sold through purchase orders and contracts submitted by customers through our dealers and commissioned agents, a national distributor, and through competitive bids submitted by us and our subsidiaries. Products are sold principally to pharmaceutical, biotechnology, industrial, chemical, and commercial research laboratories, educational institutions, healthcare institutions, governmental entities, manufacturing facilities, and users of networking furniture. We consider the markets in which we compete to be highly competitive, with a significant amount of the business involving competitive public bidding.

It is common in the laboratory and healthcare furniture industries for customer orders to require delivery at extended future dates, as products are frequently to be installed in buildings yet to be constructed. Changes or delays in building construction may cause delays in delivery of the orders and our recognition of the sale. Since prices are normally quoted on a firm basis in the industry, we bear the burden of possible increases in labor and material costs between quotation of an order and delivery of the product. The impact of such possible increases is considered when determining the sales price. The principal raw materials and products manufactured by others used in our products are cold-rolled carbon and stainless steel, hardwood lumbers and plywood, paint, chemicals, resins, hardware, plumbing and electrical fittings. Such materials and products are purchased from multiple suppliers and are typically readily available.

CRITICAL ACCOUNTING POLICIES

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial position in the preparation of our consolidated financial statements in conformity with generally accepted accounting principles in the United States of America. Actual results could differ significantly from those estimates. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations, and require management's most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition

A portion of our product sales result from fixed-price construction contracts. In these instances, we are usually in the role of a subcontractor, but in some cases may enter into a contract directly with the end-user of the products. Our contract arrangements normally do not contain a general right of return relative to the delivered items. Product sales resulting from fixed-price construction contracts are generated from multiple-element arrangements that require separate units of accounting and estimates regarding the fair value of individual elements. The Company has determined that its multiple-element arrangements that qualify as separate units of accounting are (1) product sales and (2) installation services. There is objective and reliable evidence of fair value for both the product sales and installation services, and allocation of arrangement consideration for each of these units is based on their relative fair values. Each of these elements represents individual units of accounting, as the delivered item has value to a customer on a stand-alone basis. The Company's products are regularly sold on a stand-alone basis to customers which provides vendor-specific objective evidence of fair value. The fair value of installation services is separately calculated using expected costs of installation services. Many times the value of installation services is calculated using price quotations from subcontractors to the Company, who perform installation services on a stand-alone basis. Assuming all other criteria for revenue recognition have been met, we recognize revenue for product sales at the date of shipment. Product sales resulting from purchase orders involve a purchase order received by us from our dealers or our stocking distributor. This category includes product sales for standard products, as well as products which require some customization. These sales are recognized under the terms of the purchase order which generally are freight on board ("FOB") shipping point and do not include rights of return. Accordingly, these sales are recognized at the time of shipment.

Allowance for Doubtful Accounts

Evaluation of the allowance for doubtful accounts involves management judgments and estimates. We evaluate the collectability of our trade accounts receivable based on a number of factors. In circumstances where management is aware of a customer's inability to meet its financial obligations to us, or a project dispute makes it unlikely that all of the receivable owed by a customer will be collected, a specific reserve for bad debts is estimated and recorded to reduce the recognized receivable to the estimated amount we believe will ultimately be collected. In addition to specific customer identification of potential bad debts, a general reserve for bad debts is estimated and recorded based on our recent past loss history and an overall assessment of past due trade accounts receivable amounts outstanding.

Inventories

The majority of inventories are valued at the lower of cost or market under the last-in, first-out ("LIFO") method. The LIFO method allocates the most recent costs to cost of products sold, and, therefore, recognizes into operating results fluctuations in raw materials and other inventory costs more quickly than other methods. Inventories at our international subsidiaries are measured on the first-in, first-out ("FIFO") method.

Pension Benefits

We sponsor pension plans covering all employees who met eligibility requirements as of April 30, 2005. In February 2005, our pension plans were amended as of April 30, 2005. No further benefits have been, or will be, earned under the plans subsequent to the amendment date, and no additional participants have been, or will be, added to the plans. Several statistical and other factors, which attempt to anticipate future events, are used in calculating the expense and liability related to the pension plans. These factors include assumptions about the discount rate used to calculate and determine benefit obligations and expected return on plan assets within certain guidelines. The actuarial assumptions used by us may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. These differences may significantly affect the amount of pension income or expense recorded by us in future periods.

RESULTS OF OPERATIONS

Sales for fiscal year 2012 were $102.8 million, an increase of 3% from fiscal year 2011 sales of $100.0 million. Domestic Operations sales for fiscal year 2012 were $84.0 million, comparable to fiscal year 2011 sales of $84.1 million. International Operations sales for fiscal year 2012 were $18.9 million, an increase of nearly 19% from fiscal year 2011 sales of $15.9 million. The increase in International Operations sales reflected increased sales opportunities as the international marketplace continued its recovery. Sales for fiscal year 2011 were $100.0 million, an increase of 1% from fiscal year 2010 sales of $99.1 million. Domestic Operations sales for fiscal year 2011 were $84.1 million, a decrease of 4% from the prior year. Sales in the domestic marketplace reflected lower sales of small and mid-sized projects due to the economic slowdown. International Operations sales for fiscal year 2011 were $15.9 million, an increase of 38% from the prior year, as the international marketplace began its recovery from the economic slowdown.

Our order backlog was $86.2 million at April 30, 2012, as compared to $65.7 million at April 30, 2011, and $68.9 million at April 30, 2010.

Gross profit represented 18.6%, 19.3%, and 21.6% of sales in fiscal years 2012, 2011, and 2010, respectively. The decrease in gross profit margin for fiscal years 2012 and 2011 was primarily due to increased competitive pricing in the marketplace and higher costs for steel and epoxy resin raw materials.

Operating expenses were $16.4 million, $16.1 million, and $15.6 million in fiscal years 2012, 2011, and 2010, respectively, and 16.0%, 16.1%, and 15.7% of sales, respectively. The increase in operating expenses in fiscal year 2012 as compared to fiscal year 2011 resulted primarily from an increase in operating expenses of $378,000 attributable to the growth in International Operations and an increase in depreciation expense of $147,000. These increases were partially offset by a decrease of $148,000 in pension expense and a decrease of $100,000 in sales and marketing expenses. The increase in operating expenses in fiscal year 2011 as compared to fiscal year 2010 resulted primarily from an increase in operating expenses of $433,000 for expanded international operations, an increase of $189,000 in sales and marketing expenses, an increase of $129,000 in depreciation expense, and an increase of $104,000 in stock option expense. These increases were partially offset by a decrease in pension expense of $251,000 and a decrease in bad debt expense of $101,000.

Other income was $271,000, $4,000, and $1,000 in fiscal years 2012, 2011 and 2010, respectively. The increase in other income in fiscal year 2012 was primarily due to a property insurance settlement in the amount of $156,000.

Interest expense was $445,000, $199,000, and $157,000 in fiscal years 2012, 2011, and 2010, respectively. The increase in interest expense for fiscal year 2012 was primarily due to higher levels of bank borrowings.

Income tax expense was $739,000, $864,000, and $1,921,000 in fiscal years 2012, 2011, and 2010, respectively, or 29.1%, 29.2%, and 33.9% of pretax earnings, respectively. The effective tax rate for each of these years is lower than the statutory rate due to the favorable impact of tax rates for the Company's international subsidiaries and the impact of state and federal tax credits.

Net earnings attributable to the noncontrolling interest related to our two subsidiaries that are not 100% owned by the Company were $769,000, $248,000, and $178,000, for fiscal years 2012, 2011, and 2010, respectively. The increases in the net earnings attributable to the noncontrolling interest for each year were directly attributable to higher levels of net income of the subsidiaries.

Net earnings in fiscal year 2012 were $1,031,000, or $0.40 per diluted share. Net earnings in fiscal year 2011 were $1,850,000, or $0.72 per diluted share, and net earnings in fiscal year 2010 were $3,572,000, or $1.39 per diluted share.

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity have historically been funds generated from operating activities, supplemented as needed by borrowings under our revolving credit facility. Additionally, certain machinery and equipment are financed by non-cancelable operating leases or capital leases. We believe that these sources of funds will be sufficient to support ongoing business requirements, including capital expenditures, through fiscal year 2013.

At April 30, 2012, we had advances of $6.8 million and standby letters of credit aggregating $2.2 million outstanding under our unsecured $15 million revolving credit facility. The credit facility matures on July 31, 2014. See Note 3 of the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report for additional information concerning our credit facility. We did not have any off balance sheet arrangements at April 30, 2012.

The following table summarizes the cash payment obligations for our lease arrangements and long-term loan as of April 30, 2012:

PAYMENTS DUE BY PERIOD
($ in thousands)

Contractual Obligations	Total	1 Year	2-3 Years	4-5 Years	After 5 years
Operating Leases	$ 6,622	$ 1,756	$ 2,473	$ 1,466	$ 927
Capital Leases, including interest	37	37	—	—	—
Long-term Loan	3,667	200	400	400	2,667
Total Contractual Cash Obligations	$ 10,326	$ 1,993	$ 2,873	$ 1,866	$ 3,594

Operating activities provided cash of $6.9 million in fiscal year 2012, primarily from operating earnings and a decrease in accounts receivable, partially offset by an increase in the provision for deferred income taxes and an increase in inventory. Operating activities provided cash of $1.3 million in fiscal year 2011, primarily from operating earnings and an increase in accounts payable, partially offset by increases in accounts receivable and inventory. Operating activities provided cash of $4.5 million in fiscal year 2010, primarily from operating earnings and an increase in accounts payable and other accrued expenses, partially offset by increases in accounts receivable and inventory.

The majority of the April 30, 2012 accounts receivable balances are expected to be collected during the first quarter of fiscal year 2013, with the exception of retention amounts on fixed-price contracts which are collected when the entire construction project is completed and all retention funds are paid by the owner.

As discussed above, no further benefits have been, or will be, earned under our pension plans after April 30, 2005, and no additional participants have been, or will be, added to the plans. We expect to make contributions of approximately $1,000,000 to the plans in fiscal year 2013. We made contributions of $402,000 and $719,000 to the plans in fiscal years 2012 and 2011, respectively. We did not make any contributions to the plans in fiscal year 2010.

Capital expenditures were $1.4 million, $5.2 million, and $4.2 million in fiscal years 2012, 2011, and 2010, respectively. Capital expenditures in fiscal year 2012 were funded primarily from operations. The increase in capital expenditures in fiscal year 2011 was primarily attributable to the completion of the expansion and remodeling of our Statesville facilities. Capital expenditures in fiscal year 2011 were primarily funded by long-term bank financing. Capital expenditures in fiscal year 2010 included expenditures for the expansion of the Company's India operations and expansion of the Statesville facilities which were funded primarily from cash generated by operating activities. Fiscal year 2013 capital expenditures are anticipated to be approximately $1.0 million, with the majority of these expenditures for manufacturing equipment. The fiscal year 2013 expenditures are expected to be funded primarily by operating activities, supplemented as needed by borrowings under our revolving credit facility.

Working capital was $23.4 million at April 30, 2012, up from $22.1 million at April 30, 2011, and the ratio of current assets to current liabilities was 2.2-to-1.0 at April 30, 2012 and 2.1-to-1.0 at April 30, 2011. The increase in working capital for fiscal year 2012 was primarily due to cash provided by operating activities.

We paid cash dividends of $0.40, $0.40, and $0.38 per share in fiscal years 2012, 2011, and 2010, respectively. We expect to pay dividends in the future in line with our actual and anticipated future operating results.

RECENT ACCOUNTING STANDARDS

New Accounting Standards In October 2009, the Financial Accounting Standards Board ("FASB") FASB issued Accounting Standards Update ("ASU") ASU 2009-13, "Revenue Recognition (Topic 605) – Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force." It updates the existing multiple-element revenue arrangements guidance currently included under FASB ASC 605-25, "Revenue Recognition, Multiple-element Arrangements." The revised guidance primarily provides two significant changes: (i) eliminates the need for objective and reliable evidence of fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and (ii) eliminates the residual method to allocate the arrangement consideration. In addition, the guidance expands the disclosure requirements for revenue recognition. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010. The Company adopted this standard effective May 1, 2011. The adoption of this standard did not have a significant impact on the Company's consolidated financial position or results of operations.

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements." This update requires the following new disclosures: (i) the amounts of significant transfer in and out of Level 1 and Level 2 fair value measurements and a description of the reasons for the transfer; and (ii) a reconciliation for fair value measurements using significant unobservable inputs (Level 3), including separate information about purchases, sales, issuance, and settlements. The update also clarifies existing requirements about fair value measurement disclosures and disclosures about inputs and valuation techniques. The adoption of this standard did not have a significant impact on the Company's consolidated financial position or results of operations.

In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." This update requires additional disclosures about the transfers between Level 1 and Level 2 of the fair value hierarchy, the sensitivity of unobservable inputs to the fair value measurements within Level 3 of the fair value hierarchy, and disclosure of the categorization by level of the fair value hierarchy for items for which fair value disclosure is required but that are not measured at fair value in the statement of financial position. ASU 2011-04 is effective for interim and annual reporting periods, beginning after December 15, 2011. The Company adopted this standard effective February 1, 2012. The adoption of this standard did not a have a significant impact of the Company's consolidated financial position or results of operations.

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220) – Presentation of Comprehensive Income." This update requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income in either a single continuous statement or two separate but consecutive statements. This guidance does not change the items that must be reported in other comprehensive income. Subsequently, in December 2011, the FASB issued ASU 2011-12 which deferred some aspects of the June guidance that relate to the presentation of reclassification adjustments. ASU 2011-05 is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. The Company adopted this standard effective May 1, 2012. The Company does not expect the adoption of this standard to have a significant impact of the Company's consolidated financial position or results of operations.

OUTLOOK

Our ability to predict future demand for our products continues to be limited given our role as subcontractor or supplier to dealers for subcontractors. Demand for our products is also dependent upon the number of laboratory construction projects planned and/or current progress in projects already under construction. Our earnings are also impacted by increased costs of raw materials, including stainless steel, wood, and epoxy resin, and whether we are able to increase product prices to customers in amounts that correspond to such increases without materially and adversely affecting sales. Additionally, since prices are normally quoted on a firm basis in the industry, we bear the burden of possible increases in labor and material costs between the quotation of an order and delivery of a product. We are also unable to predict the timing and strength of the global economic recovery and its short-term and long-term impact on our operations and the markets in which we compete.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the area of interest rates. This exposure is associated with advances outstanding under our bank line of credit and certain lease obligations for production machinery, all of which are priced on a floating rate basis. Advances outstanding under the bank line of credit were $6.8 million at April 30, 2012. In June 2010, we entered into an interest rate swap agreement whereby the interest rate payable on the outstanding principal balance of our $4 million term loan was effectively converted to a fixed rate of 4.875%. In July 2009, we entered into an interest rate swap agreement whereby the interest rate payable on $2 million of outstanding advances under the revolving credit facility effectively converted to a fixed interest rate of 3.9% for the period beginning August 3, 2009, and ending August 1, 2012. We entered into these interest rate swaps to mitigate future interest rate risk associated with borrowings under the credit facility. We believe that our exposure to market risk is not material.

Item 8. Financial Statements and Supplementary Data

	Page
Consolidated Financial Statements	
Report of Management on Internal Control over Financial Reporting	15
Report of Independent Registered Public Accounting Firm Cherry, Bekaert & Holland, L.L.P.	16
Consolidated Statements of Operations – Years ended April 30, 2012, 2011 and 2010	17
Consolidated Statements of Comprehensive Income and Stockholders' Equity – Years ended April 30, 2012, 2011 and 2010	18
Consolidated Balance Sheets – April 30, 2012 and 2011	19
Consolidated Statements of Cash Flows – Years ended April 30, 2012, 2011 and 2010	20
Notes to Consolidated Financial Statements	21
Consent of Independent Registered Public Accounting Firm	35
Schedule II – Valuation and Qualifying Accounts	39

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF KEWAUNEE SCIENTIFIC CORPORATION

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Management and Directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management concluded the Company maintained effective internal control over financial reporting as of April 30, 2012.

/s/ William A. Shumaker
Chief Executive Officer

/s/ D. Michael Parker
Senior Vice President, Finance
Chief Financial Officer

July 13, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
OF KEWAUNEE SCIENTIFIC CORPORATION
STATESVILLE, NORTH CAROLINA

We have audited the accompanying consolidated balance sheets of Kewaunee Scientific Corporation and subsidiaries (the "Company") as of April 30, 2012 and 2011, and the related consolidated statements of operations, comprehensive income and stockholders' equity and cash flows for each of the three years in the period ended April 30, 2012. Our audits also included the financial statement schedule listed in the index at Item 15(a). These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of April 30, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 30, 2012, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We were not engaged to examine management's assertion about the effectiveness of the Company's internal control over financial reporting as of April 30, 2012 included in the accompanying "Report of Management on Internal Control over Financial Reporting," and, accordingly, we do not express an opinion thereon.

/s/ CHERRY, BEKAERT & HOLLAND, L.L.P.
Charlotte, North Carolina

July 13, 2012

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended April 30 **Kewaunee Scientific Corporation**

$ and shares in thousands, except per share amounts	**2012**	2011	2010
Net sales	**$102,847**	$100,003	$ 99,093
Costs of products sold	**83,691**	80,719	77,690
Gross profit	**19,156**	19,284	21,403
Operating expenses	**16,443**	16,127	15,576
Operating earnings	**2,713**	3,157	5,827
Other income (expense)	**271**	4	1
Interest expense	**(445)**	(199)	(157)
Earnings before income taxes	**2,539**	2,962	5,671
Income tax expense	**739**	864	1,921
Net earnings	**1,800**	2,098	3,750
Less: net earnings attributable to the noncontrolling interest	**769**	248	178
Net earnings attributable to Kewaunee Scientific Corporation	**$ 1,031**	$ 1,850	$ 3,572
Net earnings per share attributable to Kewaunee Scientific Corporation stockholders			
Basic	**$ 0.40**	$ 0.72	$ 1.39
Diluted	**$ 0.40**	$ 0.72	$ 1.39
Weighted average number of Common shares outstanding			
Basic	**2,579**	2,575	2,564
Diluted	**2,580**	2,585	2,575

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND STOCKHOLDERS' EQUITY

Kewaunee Scientific Corporation

$ in thousands, except per share amounts	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at April 30, 2009	$6,550	$ 614	$(492)	$25,802	$(5,521)	$26,953
Comprehensive Income:						
Net earnings	—	—	—	3,572	—	3,572
Foreign currency translation adjustments	—	—	—	—	307	307
Change in unrecognized actuarial loss on pension obligations, net of tax	—	—	—	—	347	347
Change in fair value of cash flow hedge, net of tax	—	—	—	—	(31)	(31)
Total comprehensive income						4,195
Cash dividends declared, $.38 per share	—	—	—	(976)	—	(976)
Stock options exercised, 37,500 shares	—	121	316	—	—	437
Stock options granted, 47,200 shares	—	120	—	—	—	120
Purchase of treasury stock, 20,959 shares	—	—	(296)	—	—	(296)
Balance at April 30, 2010	6,550	855	(472)	28,398	(4,898)	30,433
Comprehensive Income:						
Net earnings	—	—	—	1,850	—	1,850
Foreign currency translation adjustments	—	—	—	—	21	21
Change in unrecognized actuarial loss on pension obligations, net of tax	—	—	—	—	54	54
Change in fair value of cash flow hedge, net of tax	—	—	—	—	(107)	(107)
Total comprehensive income						1,818
Cash dividends declared, $.40 per share	—	—	—	(1,030)	—	(1,030)
Stock options exercised, 13,850 shares	—	11	140	—	—	151
Stock options granted, 136,400 shares	—	225	—	—	—	225
Purchase of treasury stock, 8,323 shares	—	—	(106)	—	—	(106)
Balance at April 30, 2011	6,550	1,091	(438)	29,218	(4,930)	31,491
Comprehensive Income:						
Net earnings	**—**	**—**	**—**	**1,031**	**—**	**1,031**
Foreign currency translation adjustments	**—**	**—**	**—**	**—**	**(466)**	**(466)**
Change in unrecognized actuarial loss on pension obligations, net of tax	**—**	**—**	**—**	**—**	**(1,682)**	**(1,682)**
Change in fair value of cash flow hedge, net of tax	**—**	**—**	**—**	**—**	**(98)**	**(98)**
Total comprehensive income (loss)						**(1,215)**
Cash dividends declared, $0.40 per share	**—**	**—**	**—**	**(1,031)**	**—**	**(1,031)**
Stock options exercised, 14,500 shares	**—**	**(11)**	**152**	**—**	**—**	**141**
Stock options granted, 55,000 shares	**—**	**261**	**—**	**—**	**—**	**261**
Purchase of treasury stock, 13,306 shares	**—**	**—**	**(136)**	**—**	**—**	**(136)**
Balance at April 30, 2012	**$6,550**	**$1,341**	**$(422)**	**$29,218**	**$(7,176)**	**$29,511**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
April 30

Kewaunee Scientific Corporation

$ and shares in thousands, except per share amounts	2012	2011
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 6,188**	$ 2,402
Restricted cash	**704**	553
Receivables, less allowance: $311 (2012); $250 (2011)	**23,244**	27,346
Inventories	**11,760**	10,466
Deferred income taxes	**713**	431
Prepaid expenses and other current assets	**989**	1,181
Total Current Assets	**43,598**	42,379
Property, Plant and Equipment, Net	**15,346**	16,575
Other Assets		
Deferred income taxes	**1,656**	399
Other	**3,536**	3,705
Total Other Assets	**5,192**	4,104
Total Assets	**$64,136**	$63,058
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Short-term borrowings	**$ 6,816**	$ 6,588
Current obligations under capital leases	**36**	83
Current portion of long-term debt	**200**	200
Accounts payable	**8,848**	9,770
Employee compensation and amounts withheld	**1,304**	1,435
Deferred revenue	**1,362**	1,108
Other accrued expenses	**1,674**	1,080
Total Current Liabilities	**20,240**	20,264
Obligations under capital leases	**—**	36
Long-term debt	**3,467**	3,667
Accrued employee benefit plan costs	**8,771**	6,075
Total Liabilities	**32,478**	30,042
Commitments and Contingencies (Note 7)		
Stockholders' Equity		
Common stock, $2.50 par value, Authorized - 5,000 shares; Issued - 2,620 shares; Outstanding - 2,579 shares (2012); 2,578 shares (2011)	**6,550**	6,550
Additional paid-in-capital	**1,341**	1,091
Retained earnings	**29,218**	29,218
Accumulated other comprehensive loss	**(7,176)**	(4,930)
Common stock in treasury, at cost: 40 shares (2012); 42 shares (2011)	**(422)**	(438)
Total Kewaunee Scientific Corporation Stockholders' Equity	**29,511**	31,491
Noncontrolling Interest	**2,147**	1,525
Total Equity	**31,658**	33,016
Total Liabilities and Stockholders' Equity	**$64,136**	$63,058

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended April 30

Kewaunee Scientific Corporation

$ in thousands	**2012**	2011	2010
Cash Flows from Operating Activities			
Net earnings	**$ 1,800**	$ 2,098	$ 3,750
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	**2,664**	2,487	2,348
Bad debt provision	**214**	60	163
Provision for deferred income tax expense (benefit)	**(1,539)**	223	(393)
Decrease in prepaid income taxes	**—**	—	9
Decrease (increase) in receivables	**3,888**	(1,237)	(1,806)
Increase in inventories	**(1,294)**	(2,116)	(511)
(Decrease) increase in accounts payable and other accrued expenses	**(459)**	(672)	977
Increase (decrease) in deferred revenue	**254**	522	(712)
Other, net	**1,395**	(94)	708
Net cash provided by operating activities	**6,923**	1,271	4,533
Cash Flows from Investing Activities			
Capital expenditures	**(1,435)**	(5,247)	(4,239)
Increase in restricted cash	**(151)**	(9)	(88)
Net cash used in investing activities	**(1,586)**	(5,256)	(4,327)
Cash Flows from Financing Activities			
Dividends paid	**(1,031)**	(1,030)	(976)
Dividends paid to noncontrolling interest in subsidiaries	**—**	—	(383)
Net increase (decrease) in short-term borrowings	**228**	1,716	(848)
Proceeds from long-term debt	**—**	4,000	—
Payments on capital leases	**(83)**	(82)	(220)
Payments on long-term debt	**(200)**	(133)	—
Net proceeds from exercise of stock options (including tax benefit)	**—**	34	141
Net cash (used in) provided by financing activities	**(1,086)**	4,505	(2,286)
Effect of exchange rate changes on cash, net	**(465)**	160	243
Increase (decrease) in Cash and Cash Equivalents	**3,786**	680	(1,837)
Cash and Cash Equivalents at Beginning of Year	**2,402**	1,722	3,559
Cash and Cash Equivalents at End of Year	**$ 6,188**	$ 2,402	$ 1,722
Supplemental Disclosure of Cash Flow Information			
Interest paid	**$ 444**	$ 174	$ 157
Income taxes paid	**$ 418**	$ 1,474	$ 1,308
Fixed assets in accounts payable	**$ —**	$ —	$ 555

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Summary of Significant Accounting Policies

Kewaunee Scientific Corporation (the "Company") designs, manufactures, and installs laboratory, healthcare, and technical furniture products. Products include steel and wood cabinetry, fume hoods, flexible systems, worksurfaces, workstations, workbenches, computer enclosures, and laminate casework. The Company's sales are made through purchase orders and contracts submitted by customers, dealers and agents, a national stocking distributor, competitive bids submitted by the Company, and its subsidiaries located in Singapore and Bangalore, India. The majority of the Company's products are sold to customers located in North America, primarily within the United States. The Company's laboratory products are used in chemistry, physics, biology, and other general science laboratories in the pharmaceutical, biotechnology, industrial, chemical, commercial, educational, government, and health care markets. Technical products are used in facilities manufacturing computers and light electronics, and by users of computer and networking furniture. Laminate casework is used in educational, healthcare, and industrial applications.

Principles of Consolidation The Company's consolidated financial statements include the accounts of Kewaunee Scientific Corporation and its four international subsidiaries. A brief description of each subsidiary, along with the amount of the Company's controlling financial interests, is as follows: (1) Kewaunee Labway Asia Pte. Ltd., a dealer for the Company's products in Singapore, is 51% owned by the Company; (2) Kewaunee Labway India Pvt. Ltd., a dealer for the Company's products in Bangalore, India, is 90% owned by Kewaunee Labway Asia, Pte. Ltd.; (3) Kewaunee Scientific Corporation India Pvt. Ltd. in Bangalore, India, a manufacturing and assembly operation, is 100% owned by the Company, and (4) Kewaunee Scientific Corporation Singapore Pte. Ltd., a holding company in Singapore, is 100% owned by the Company. All intercompany balances, transactions, and profits have been eliminated. Included in the consolidated financial statements are net assets of $9,648,000 and $7,580,000 at April 30, 2012 and 2011, respectively, of the Company's subsidiaries. Net sales by the Company's subsidiaries in the amount of $18,876,000, $15,882,000, and $11,532,000 were included in the consolidated statements of operations for fiscal years 2012, 2011, and 2010, respectively.

Cash and Cash Equivalents Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less. During the years ended April 30, 2012 and 2011, the Company had cash deposits in excess of FDIC insured limits. The Company has not experienced any losses from such deposits.

Restricted Cash Restricted cash includes bank deposits of a subsidiary used for performance guarantees against customer orders.

Allowance for Doubtful Accounts The Company evaluates the collectability of its trade accounts receivable based on a number of factors. In circumstances where management is aware of a customer's inability to meet its financial obligations to the Company, or a project dispute makes it unlikely that all of the receivable owed by a customer will be collected, a specific reserve for bad debts is estimated and recorded to reduce the recognized receivable to the estimated amount the Company believes will ultimately be collected. In addition to specific customer identification of potential bad debts, a general reserve for bad debts is estimated and recorded based on the customer's recent past loss history and an overall assessment of past due trade accounts receivable amounts outstanding. Accounts are written off when it is clearly established that the receivable is a bad debt. Recoveries of receivables previously written off are recorded when received.

Inventories The majority of inventories are valued at the lower of cost or market under the last-in, first-out ("LIFO") method. The LIFO method allocates the most recent costs to cost of products sold; and, therefore, recognizes into operating results fluctuations in costs of raw materials more quickly than other methods. Inventories at our international subsidiaries are measured on the first-in, first-out ("FIFO") method.

Property, Plant and Equipment Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is determined for financial reporting purposes principally on the straight-line method over the estimated useful lives of the individual assets or, for leaseholds, over the terms of the related leases, if shorter. Property, plant and equipment consisted of the following at April 30:

$ in thousands	**2012**	2011	Useful Life
Land	**$ 41**	$ 41	N/A
Building and improvements	**14,626**	14,390	10-40 years
Machinery and equipment	**28,889**	28,285	5-10 years
Total	**43,556**	42,716	
Less accumulated depreciation	**(28,210)**	(26,141)	
Net property, plant and equipment	**$ 15,346**	$ 16,575	

At April 30, 2012 and 2011, equipment financed under capital leases with a cost of $307,000 was included in machinery and equipment. Management reviews the carrying value of property, plant and equipment for impairment whenever changes in circumstances or events indicate that such carrying value may not be recoverable. If projected undiscounted cash flows are not sufficient to recover the carrying value of the potentially impaired asset, the carrying value is reduced to estimated fair value. There were no impairments in fiscal years 2012, 2011, and 2010.

Other Assets Other assets at April 30, 2012 and 2011 included $3,454,000 and $3,504,000, respectively, of assets held in a trust account for non-qualified benefit plans and $83,000 and $71,000, respectively, of cash surrender values of life insurance policies. Life insurance policies are recorded at the amount that could be realized under the insurance contract as of the date of the Company's consolidated balance sheet with the change in cash surrender or contract value being recorded as income or expense during each period.

Use of Estimates The presentation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates. Significant estimates impacting the accompanying consolidated financial statements include the allowance for uncollectible accounts receivable, inventory valuation, and pension liabilities.

Fair Value of Financial Instruments A financial instrument is defined as cash equivalents, evidence of an ownership interest in an entity, or a contract that creates a contractual obligation or right to deliver or receive cash or another financial instrument from another party. The Company's financial instruments consist primarily of cash and equivalents, notes receivable, mutual funds, cash surrender value of life insurance policies, capital lease obligations, and short-term borrowings. The carrying value of these assets and liabilities approximate their fair value.

Effective May 1, 2008, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 which provides a framework for measuring fair value under accounting principles generally accepted in the United States ("GAAP"). The adoption of this statement had an immaterial impact on our consolidated financial statements. The Company also adopted the deferral provisions, which delayed the effective date of ASC 820 for all nonrecurring fair value measurements of non-financial assets and liabilities until our fiscal year ended April 30, 2010.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also expands disclosures about instruments measured at fair value and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value as follows:

- Level 1 Quoted prices in active markets for identical assets or liabilities as of the reporting date.
- Level 2 Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities as of the reporting date.
- Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following tables summarize the Company's fair value hierarchy for its financial assets and liabilities measured at fair value on a recurring and nonrecurring basis as of April 30, 2012 and 2011 (in thousands):

	2012			
Financial Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Trading securities held in deferred compensation plan (1)	**$ 3,454**	**$ —**	**$ —**	**$ 3,454**
Cash surrender value of life insurance policies (1)	**—**	**83**	**—**	**83**
Total	**$ 3,454**	**$ 83**	**$ —**	**$ 3,537**
Financial Liabilities				
Deferred compensation plans (2)	**$ —**	**$ 3,717**	**$ —**	**$ 3,717**
Interest rate swap derivative	**—**	**378**	**—**	**378**
Total	**$ —**	**$ 4,095**	**$ —**	**$ 4,095**

	2011			
Financial Assets	Level 1	Level 2	Level 3	Total
Trading securities held in deferred compensation plan (1)	$ 3,504	$ —	$ —	$ 3,504
Cash surrender value of life insurance policies (1)	—	71	—	71
Note receivable (3)	—	—	238	238
Total	$ 3,504	$ 71	$ 238	$ 3,813
Financial Liabilities				
Deferred compensation plans (2)	$ —	$ 3,726	$ —	$ 3,726
Interest rate swap derivative	—	221	—	221
Total	$ —	$ 3,947	$ —	$ 3,947

(1) The Company maintains an executive compensation plan which includes investment assets in a rabbi trust. These assets consist of marketable securities, which are valued using quoted market prices multiplied by the number of shares owned, and the cash surrender value of life insurance policies.
(2) The deferred compensation plan liability is equal to the individual participants' account balances under the plan.
(3) Measured on a non-recurring basis.

Revenue Recognition Product sales and installation revenue are recognized when all of the following criteria have been met: (1) products have been shipped, or customers have purchased and accepted title to the goods, but because of construction delays, have requested that the Company temporarily store the finished goods on the customer's behalf; service revenue for installation of products sold is recognized as the installation services are performed, (2) persuasive evidence of an arrangement exists, (3) the price to the customer is fixed, and (4) collectability is reasonably assured.

Deferred revenue consists of customer deposits and advance billings of the Company's products where sales have not yet been recognized. Accounts receivable includes retainage in the amounts of $2,015,000 and $3,081,000 at April 30, 2012 and 2011, respectively. Shipping and handling costs are included in cost of sales. Because of the nature and quality of the Company's products, any warranty issues are determined in a relatively short period after the sale and are infrequent in nature, and as such, warranty costs are immaterial to the Company's consolidated financial position and results of operations and are expensed as incurred.

Product sales resulting from fixed-price construction contracts involve a signed contract for a fixed price to provide the Company's laboratory furniture and fume hoods for a construction project. In these instances, the Company is usually in the role of a subcontractor, but in some cases may enter into a contract directly with the end-user of the products. Contract arrangements normally do not contain a general right of return relative to the delivered items. Product sales resulting from fixed-price construction contracts are generated from multiple-element arrangements that require separate units of accounting and estimates regarding the fair value of individual elements. The Company has determined that its multiple-element arrangements that qualify as separate units of accounting are (1) product sales and (2) installation services. There is objective and reliable evidence of fair value for both the product sales and installation services, and allocation of arrangement consideration for each of these units is based on their relative fair values. Each of these elements represent individual units of accounting, as the delivered item has value to a customer on a stand-alone basis. The Company's products are regularly sold on a stand-alone basis to customers which provides vendor-specific objective evidence of fair value. The fair value of installation services is separately calculated using expected costs of installation services. Many times the value of installation services is calculated using price quotations from subcontractors to the Company who perform installation services on a stand-alone basis.

Product sales resulting from purchase orders involve a purchase order received by the Company from its dealers or its stocking distributor. This category includes product sales for standard products, as well as products which require some customization. Any customization requirements are approved by the customer prior to manufacture of the customized product. Sales from purchase orders are recognized under the terms of the purchase order which generally are freight on board ("FOB") shipping point and do not include rights of return. Accordingly, these sales are recognized at the time of shipment.

Credit Concentration Credit risk is generally not concentrated with any one customer or industry, although the Company does enter into large contracts with individual customers from time to time. The Company performs credit evaluations of its customers. Revenues from the Company's national stocking distributor, VWR International, LLC, represented approximately 12%, 14%, and 10% of the Company's total sales in fiscal years 2012, 2011 and 2010, respectively.

Income Taxes In accordance with ASC 740, "Income Taxes," the Company uses the liability method in measuring the provision for income taxes and recognizing deferred tax assets and liabilities on the balance sheet. ASC 740 clarifies the financial statement recognition threshold and measurement attribute of a tax position taken or expected to be taken in a tax return. Under ASC 740, the Company applies a more-likely-than-not recognition threshold for all tax uncertainties. ASC 740 only allows the recognition of those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the taxing authorities. The Company does not have any significant uncertain tax positions at April 30, 2012 and 2011.

Research and Development Costs Research and development costs are charged to expense in the periods incurred. Expenditures for research and development costs were $941,000, $1,181,000, and $1,296,000 for the fiscal years ended April 30, 2012, 2011, and 2010, respectively.

Advertising Costs Advertising costs are expensed as incurred, and include trade shows, training materials, sales samples, and other related expenses. Advertising costs for the years ended April 30, 2012, 2011, and 2010 were $344,000, $398,000, and $347,000, respectively.

Derivative Financial Instruments The Company records derivatives on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The nature of the Company's business activities involves the management of various financial and market risks, including those related to changes in interest rates. The Company does not enter into derivative instruments for speculative purposes. In June 2010, the Company entered into an interest rate swap agreement whereby the interest rate payable by the Company on the outstanding balance of the term loan was effectively converted to a fixed rate of 4.875% beginning August 2, 2010. In July 2009, the Company entered into an interest rate swap agreement whereby the interest rate payable by the Company on $2 million of outstanding advances under the revolving credit facility was effectively converted to a fixed interest rate of 3.9% for the period beginning August 3, 2009, and ending August 1, 2012. The Company entered into these interest rate swap arrangements to mitigate future interest rate risk associated with its loan balances and has designated these as cash flow hedges. (See Note 3.)

Foreign Currency Translation The financial statements of subsidiaries located outside the United States are measured using the local currency as the functional currency. Assets and liabilities of the Company's foreign subsidiaries are translated into United States dollars at year-end exchange rates. Sales, expenses, and cash flows are translated at weighted average exchange rates for each period. Net translation gains or losses are included in other comprehensive income, a separate component of stockholders' equity. The Company does not provide for U.S. income taxes on foreign currency translation adjustments, since it does not provide for taxes on undistributed earnings of foreign subsidiaries. Gains and losses from foreign currency transactions of these subsidiaries are included in net earnings.

Earnings Per Share Basic earnings per share is based on the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the assumed exercise and conversion of outstanding options under the Company's stock option plans, except when options have an antidilutive effect. Accordingly, options to purchase 253,050, 118,900, and 73,725 shares at April 30, 2012, 2011, and 2010, respectively, were not included in earnings per share. These options were not included in the computation of diluted earnings per share because the option exercise prices were greater than the average market price of the common shares at that date, and accordingly, such options would have an antidilutive effect.

The following is a reconciliation of basic to diluted weighted average common shares outstanding (in thousands):

	2012	2011	2010
Weighted average common shares outstanding			
Basic	**2,579**	2,575	2,564
Dilutive effect of stock options	**1**	10	11
Weighted average common shares outstanding—diluted	**2,580**	2,585	2,575

Accounting for Stock Options Compensation costs related to all stock awards granted by the Company are charged against income during their vesting period, under ASC 718, "Compensation – Stock Compensation," for stock options. The Company granted stock options for 55,000, 136,400, and 47,200 shares during fiscal years 2012, 2011 and 2010, respectively. (See Note 5.)

Reclassifications Certain 2010 amounts have been reclassified to conform with the 2012 presentation in the consolidated statements of cash flows. Such reclassifications had no impact on net earnings.

New Accounting Standards In October 2009, the Financial Accounting Standards Board ("FASB") FASB issued Accounting Standards Update ("ASU") ASU 2009-13, "Revenue Recognition (Topic 605) – Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force." It updates the existing multiple-element revenue arrangements guidance currently included under FASB ASC 605-25, "Revenue Recognition, Multiple-element Arrangements." The revised guidance primarily provides two significant changes: (i) eliminates the need for objective and reliable evidence of fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and (ii) eliminates the residual method to allocate the arrangement consideration. In addition, the guidance expands the disclosure requirements for revenue recognition. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010. The Company adopted this standard effective May 1, 2011. The adoption of this standard did not have a significant impact on the Company's consolidated financial position or results of operations.

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements." This update requires the following new disclosures: (i) the amounts of significant transfer in and out of Level 1 and Level 2 fair value measurements and a description of the reasons for the transfer; and (ii) a reconciliation for fair value measurements using significant unobservable inputs (Level 3), including separate information about purchases, sales, issuance, and settlements. The update also clarifies existing requirements about fair value measurement disclosures and disclosures about inputs and valuation techniques. The adoption of this standard did not have a significant impact on the Company's consolidated financial position or results of operations.

In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." This update requires additional disclosures about the transfers between Level 1 and Level 2 of the fair value hierarchy, the sensitivity of unobservable inputs to the fair value measurements within Level 3 of the fair value hierarchy, and disclosure of the categorization by level of the fair value hierarchy for items for which fair value disclosure is required but that are not measured at fair value in the statement of financial position. ASU 2011-04 is effective for interim and annual reporting periods, beginning after December 15, 2011. The Company adopted this standard effective February 1, 2012. The adoption of this standard did not a have a significant impact of the Company's consolidated financial position or results of operations.

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220) – Presentation of Comprehensive Income." This update requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income in either a single continuous statement or two separate but consecutive statements. This guidance does not change the items that must be reported in other comprehensive income. Subsequently, in December 2011, the FASB issued ASU 2011-12 which deferred some aspects of the June guidance that relate to the presentation of reclassification adjustments. ASU 2011-05 is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. The Company adopted this standard effective May 1, 2012. The Company does not expect the adoption of this standard to have a significant impact of the Company's consolidated financial position or results of operations.

Note 2—Inventories

Inventories consisted of the following at April 30:

$ in thousands	2012	2011
Finished goods	$ 3,570	$ 2,887
Work-in-process	1,831	1,697
Materials and components	6,359	5,882
Total inventories	$ 11,760	$ 10,466

At April 30, 2012 and 2011, the Company's international subsidiaries' inventories were $1,253,000 and $824,000, respectively, measured using the first-in, first-out ("FIFO") method. If all of the Company's inventories had been determined using the FIFO method at April 30, 2012 and 2011, reported inventories would have been $1.6 million and $1.5 million greater, respectively. During fiscal year 2012, the LIFO index was higher than 100% due to higher prices for certain raw materials. This increase resulted in the addition of LIFO inventory quantities carried at lower costs prevailing in prior years as compared to the cost of purchases in fiscal year 2012, the effect of which increased the cost of sales by $146,000. During fiscal year 2011, the LIFO index was less than 100% due to lower prices paid for certain raw materials. This reduction resulted in a liquidation of LIFO inventory quantities carried at higher costs prevailing in prior years as compared with the cost of purchases in fiscal year 2011, the effect of which decreased the cost of sales by $216,000.

Note 3—Long-term Debt and Other Credit Arrangements

In August 2011, the Company amended its existing bank agreement and increased its unsecured revolving credit facility to $15,000,000 from $14,000,000 and extended the facility's expiration date to July 31, 2014. Monthly interest payments under the facility, as amended, are payable calculated at the 30-day LIBOR Market Interest Rate plus a variable rate ranging from 1.575% to 2.175%. The borrowing rate at April 30, 2012 was 2.414%, including a variable rate adjustment of 2.175%. The credit facility includes financial covenants with respect to certain ratios, including (a) debt-to-net worth, (b) fixed charge coverage, and (c) asset coverage. At April 30, 2012 and 2011, the Company was in compliance with all of the financial covenants. In July 2009, the Company entered into an interest rate swap agreement whereby the interest rate payable by the Company on $2 million of outstanding advances under the revolving credit facility effectively converted to a fixed rate of 3.9% for the period beginning August 3, 2009 and ending August 1, 2012.

At April 30, 2012, there were advances of $6.8 million outstanding under the revolving credit facility. Additionally, at April 30, 2012, the Company's Asia subsidiaries had standby letters of credit in the aggregate amount of $2.2 million outstanding under the credit facility to guarantee performance on certain customer projects. All of the letters of credit outstanding at April 30, 2012 have expiration dates during fiscal year 2013.

On August 2, 2010, the Company amended its existing bank agreement covering its unsecured revolving credit facility to provide for an additional $4 million seven-year term loan secured by the Company's real property and equipment located in Statesville, North Carolina. Amounts outstanding under the term loan were as follows as of April 30:

$ in thousands	2012	2011
Term loan payable	$ 3,667	$ 3,867
Less: current portion	(200)	(200)
Long-term debt	$ 3,467	$ 3,667

The term loan requires monthly principal payments of $17,000, plus interest calculated at the 30-day LIBOR Market Index Rate plus 1.575%, with payment of the outstanding principal balance and any unpaid interest at the term loan maturity date. In June 2010, the Company entered into an interest rate swap agreement with a notional amount that is adjusted to match the outstanding principal on the related debt. Accordingly, the interest rate payable by the Company on the term loan was effectively converted to a fixed rate of 4.875% beginning August 2, 2010. Scheduled annual principal payments for the term loan are $200,000 for fiscal years 2013 through 2017, and $2,667,000 for fiscal year 2018.

Obligations for leases classified as capital leases were $36,000 at April 30, 2012. All obligations for capital leases are scheduled to be paid in full in fiscal year 2013.

Note 4—Income Taxes

Income tax expense consisted of the following:

$ in thousands	2012	2011	2010
Current tax expense (benefit):			
Federal	$ 247	$ 300	$ 1,680
State and local	63	124	419
Foreign	838	185	226
Total current tax expense	1,148	609	2,325
Deferred tax expense (benefit):			
Federal	(338)	170	(611)
State and local	(12)	83	78
Foreign	(59)	2	129
Total deferred tax expense	(409)	255	(404)
Net income tax expense	$ 739	$ 864	$ 1,921

The reasons for the differences between the above net income tax expense and the amounts computed by applying the statutory federal income tax rates to earnings before income taxes are as follows:

$ in thousands	2012	2011	2010
Income tax expense at statutory rate	$ 863	$ 1,007	$ 1,928
State and local taxes, net of federal income tax benefit (expense)	3	96	234
Tax credits (state, net of federal benefit)	(76)	(122)	(227)
Effects of differing US and foreign tax rates	(61)	(155)	48
Increase in valuation allowance	73	—	—
Other items, net	(63)	38	(62)
Net income tax expense	$ 739	$ 864	$ 1,921

Significant items comprising deferred tax assets and liabilities as of April 30 were as follows:

$ in thousands	2012	2011
Deferred tax assets:		
Accrued employee benefit expenses	$ 480	$ 366
Allowance for doubtful accounts	95	97
Deferred compensation	1,446	1,449
Tax credits	375	423
Unrecognized actuarial loss, defined benefit plans	4,146	3,075
Other	93	(25)
Total deferred tax assets	6,635	5,385
Deferred tax liabilities:		
Book basis in excess of tax basis of property, plant and equipment	(2,166)	(2,370)
Prepaid pension	(2,180)	(2,161)
Other	153	(24)
Total deferred tax liabilities	(4,193)	(4,555)
Less: valuation allowance	(73)	—
Net deferred tax assets (liabilities)	$ 2,369	$ 830
Deferred tax assets classified in the balance sheet:		
Current	$ 713	$ 431
Long-term	1,656	399
Net deferred tax assets (liabilities)	$ 2,369	$ 830

At April 30, 2012, the Company had federal tax credit carryforwards in the amount of $63,000 expiring beginning in 2020 and state tax credit carryforwards in the amount of $311,000, net of federal benefit, expiring beginning in 2013. After a review of the expiration schedule of the tax credits and future taxable income required to utilize such credits before their expiration, a valuation allowance of $73,000 was recorded at April 30, 2012.

Note 5—Stock Options and Share-Based Compensation

The stockholders approved the 2010 Stock Option Plan for Directors (the "2010 Plan") in fiscal year 2011 which allowed the Company to grant options on 100,000 shares of the Company's common stock. Under this plan, each eligible director will be granted options to purchase 10,000 shares at the fair market value at the date of grant for a term of five years. These options will be exercisable in four equal installments, one-fourth becoming exercisable on the next August 1 following the date of grant, and one-fourth becoming exercisable on August 1 of each of the next three years. At April 30, 2012, there were 30,000 shares available for future grants under the 2010 Plan.

The stockholders approved the 2008 Key Employee Stock Option Plan (the "2008 Plan") in fiscal year 2009 which allowed the Company to grant options on 300,000 shares of the Company's common stock. This plan replaced the Company's previous stock option plans, but certain unexercised options previously granted under the old plans remain outstanding. Under both plans, options were granted at not less than the fair market value at the date of grant and options are exercisable in such installments, for such terms (up to 10 years), and at such times, as the Board of Directors may determine at the time of the grant. At April 30, 2012, there were 120,300 shares available for future grants under the 2008 Plan.

The Company recorded stock-based compensation expense in accordance with ASC 718. In order to determine the fair value of stock options on the date of grant, the Company applied the Black-Scholes option pricing model. Inherent in the model are assumptions related to expected stock-price volatility, option life, risk-free interest rate, and dividend yield. For stock options granted during the fiscal years 2012, 2011, and 2010, the Company believes that its historical share option experience does not provide a reasonable basis upon which to estimate expected term. The stock options granted have the "plain-vanilla" characteristics as defined in SEC Staff Accounting Bulletin No. 107 (SAB 107). The Company utilized the Safe Harbor option "Simplified Method" to determine the expected term of these options in accordance with the guidance of SAB 107 for options granted. The Company intends to continue to utilize the "Simplified Method" for future grants in accordance with the guidance of SAB 110 until such time that the Company believes that its historical share option experience will provide a reasonable basis to estimate expected term. The fair value of the options granted as shown below was estimated using the Black-Scholes model with the following assumptions:

	2012		2011		2010
	2008 Plan	**2010 Plan**	2008 Plan	2010 Plan	2008 Plan
Options granted	**45,000**	**10,000**	56,400	80,000	47,200
Weighted average expected stock price volatility	**48.51%**	**29.92%**	47.53%	57.63%	46.02%
Expected option life	**6.25 years**	**2.42 years**	6.25 years	3.75 years	6.25 years
Average risk-free interest rate	**2.74%**	**0.90%**	1.80%	0.95%	2.76%
Average dividend yield	**3.48%**	**3.38%**	2.95%	2.95%	3.22%
Estimated fair value of each option	**$3.06**	**$1.53**	$3.79	$3.83	$4.42

The stock-based compensation expense is recorded over the vesting period (4 years) for the options granted, net of tax. The Company recorded $261,000, $139,000, and $70,000 of compensation expense net of $100,000, $86,000, and $51,000 deferred income tax benefit in fiscal years 2012, 2011, and 2010, respectively. The remaining compensation expense of $333,000, net of $212,000 deferred income tax benefit, will be recorded over the remaining vesting periods.

The Company utilized treasury stock to satisfy stock options exercised during fiscal years 2012, 2011, and 2010. Stock option activity and weighted average exercise price is summarized as follows:

	2012		2011		2010	
	Number of Shares	**Weighted Average Exercise Price**	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**279,800**	**$11.94**	158,925	$12.86	153,050	$12.25
Granted	**55,000**	**8.90**	136,400	10.64	47,200	12.66
Canceled	**(22,250)**	**10.64**	(1,675)	11.83	(3,825)	11.77
Exercised	**(14,500)**	**9.39**	(13,850)	9.71	(37,500)	10.22
Outstanding at end of year	**298,050**	**11.60**	279,800	11.94	158,925	12.86
Exercisable at end of year	**126,425**	**$13.00**	81,588	$12.86	66,656	$11.67

The number of options outstanding, exercisable, and their weighted average exercise prices were within the following price ranges at April 30, 2012:

	Exercise Price Range	
	$8.59-$12.66	**$14.69-$14.90**
Options outstanding	**225,200**	**72.850**
Weighted average exercise price	**$10.57**	**$14.79**
Weighted average remaining contractual life	**6.52 years**	**5.84 years**
Aggregate intrinsic value	—	—
Options exercisable	**62,700**	**63,725**
Weighted average exercise price	**$11.16**	**$14.81**
Aggregate intrinsic value	—	—

Note 6—Accumulated Other Comprehensive Income (Loss)

The Company's other comprehensive income (loss) consists of unrealized gains and losses on the translation of the assets, liabilities, and equity of its foreign subsidiaries, changes in the fair value of its cash flow hedges, and additional minimum pension liability adjustments, net of income taxes. The before tax income (loss), related income tax effect, and accumulated balances are as follows:

$ in thousands	**Cash Flow Hedge**	**Foreign Currency Translation Adjustment**	**Minimum Pension Liability Adjustment**	**Total Accumulated Other Comprehensive Income (Loss)**
Balance at April 30, 2009	$ —	$ (290)	$(5,231)	$(5,521)
Foreign currency translation adjustment	—	307	—	307
Change in fair value of cash flow hedges	(49)	—	—	(49)
Change in unrecognized actuarial loss on pension obligations	—	—	377	377
Income tax effect	18	—	(30)	(12)
Balance at April 30, 2010	(31)	17	(4,884)	(4,898)
Foreign currency translation adjustment	—	21	—	21
Change in fair value of cash flow hedges	(172)	—	—	(172)
Change in unrecognized actuarial loss on pension obligations	—	—	88	88
Income tax effect	65	—	(34)	31
Balance at April 30, 2011	(138)	38	(4,830)	(4,930)
Foreign currency translation adjustment	—	**(466)**	—	**(466)**
Change in fair value of cash flow hedges	**(157)**	—	—	**(157)**
Change in unrecognized actuarial loss on pension obligations	—	—	**(2,753)**	**(2,753)**
Income tax effect	**59**	—	**1,071**	**1,130**
Balance at April 30, 2012	**$ (236)**	**$ (428)**	**$(6,512)**	**$(7,176)**

Note 7—Commitments and Contingencies

The Company entered into a 10-year operating lease for a new distribution center in fiscal year 2003. During fiscal year 2009, the Company entered into a lease related to a new Enterprise Resource Planning System (ERP) that was classified as a capital lease. The Company also leases some of its machinery and equipment under non-cancelable operating leases. Most of these leases provide the Company with renewal and purchase options, and most leases of machinery and equipment have certain early cancellation rights. Rent expense for these operating leases was $2,425,000, $2,323,000, and $2,380,000 in fiscal years 2012, 2011, and 2010, respectively. Future minimum payments under the above non-cancelable lease arrangements for the years ended April 30 are as follows:

$ in thousands	Operating	Capital
2013	$ 1,756	$ 37
2014	1,313	—
2015	1,160	—
2016	824	—
2017	642	—
Thereafter	927	—
Total minimum lease payments	6,622	37
Less: amount representing interest	—	(1)
Capital lease obligation	$ 6,622	$ 36

The Company is involved in certain claims and legal proceedings in the normal course of business which management believes will not have a material adverse effect on the Company's consolidated financial condition or results of operations.

Note 8—Retirement Benefits

Defined Benefit Plans

The Company has non-contributory defined benefit pension plans covering a significant number of salaried and hourly employees. These plans were amended as of April 30, 2005; no further benefits have been, or will be, earned under the plans subsequent to the amendment date, and no additional participants will be added to the plans. The defined benefit plan for salaried employees provides pension benefits that are based on each employee's years of service and average annual compensation during the last 10 consecutive calendar years of employment as of April 30, 2005. The benefit plan for hourly employees provides benefits at stated amounts based on years of service as of April 30, 2005. The Company uses an April 30 measurement date for its defined benefit plans. The change in projected benefit obligations and the change in fair value of plan assets for the non-contributory defined benefit pension plans for each of the years ended April 30 are summarized as follows:

$ in thousands	2012	2011
Accumulated Benefit Obligation, April 30	**$19,061**	$17,328
Change in Projected Benefit Obligations		
Projected benefit obligations, beginning of year	**$17,328**	$15,775
Interest cost	**942**	959
Actuarial loss	**1,611**	1,328
Actual benefits paid	**(820)**	(734)
Projected benefit obligations, end of year	**19,061**	17,328
Change in Plan Assets		
Fair value of plan assets, beginning of year	**14,979**	13,110
Actual return (loss) on plan assets	**(553)**	1,884
Employer contributions	**402**	719
Actual benefits paid	**(821)**	(734)
Fair value of plan assets, end of year	**14,007**	14,979
Funded status – under	**$ (5,054)**	$ (2,349)

$ in thousands	2012	2011
Amounts Recognized in the Consolidated Balance Sheets consist of:		
Noncurrent assets	**$ —**	$ —
Noncurrent liabilities	**(5,054)**	(2,349)
Net amount recognized	**$ (5,054)**	$ (2,349)

	2012	2011
Amounts recognized in accumulated other comprehensive income (loss) consist of:		
Net actual loss	**$10,658**	$ 7,905
Deferred tax benefit	**(4,146)**	(3,075)
After-tax actuarial loss	**$ 6,512**	$ 4,830

	2012	2011
Weighted-Average Assumptions Used to Determine Benefit Obligations at April 30		
Discount rate	**4.75%**	5.60%
Rate of compensation increase	**N/A**	N/A

	2012	2011
Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for Years Ended April 30		
Discount rate	**5.60%**	6.00%
Expected long-term return on plan assets	**8.75%**	8.75%
Rate of compensation increase	**N/A**	N/A

The components of the net periodic pension cost (income) for each of the fiscal years ended April 30 are as follows:

$ in thousands	2012	2011	2010
Interest cost	**$ 942**	$ 959	$ 951
Expected return on plan assets	**(1,306)**	(1,155)	(938)
Recognition of net loss	**717**	687	694
Net periodic pension cost (income)	**$ 353**	$ 491	$ 707

The estimated net actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost during the fiscal year 2013 is $1,176,000.

The Company's funding policy is to contribute to the plans when pension laws and economics either require or encourage funding. Contributions of $402,000 and $719,000 were made to the plan in fiscal years 2012 and 2011, respectively. No contributions were made to the plans in fiscal year 2010. The Company anticipates that contributions in the amount of $1,000,000 will be made to the plans in fiscal year 2013.

The following benefit payments are expected to be paid from the benefit plans in the fiscal years ended April 30:

$ in thousands	Amount
2013	$ 964
2014	1,041
2015	1,102
2016	1,170
2017	1,187
2018-2022	6,376

The Company employs a building block approach in determining the long-term rate of return for plan assets. Historical markets are studied and long-term historical relationships between equities and fixed-income securities are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long-term. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The expected long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical returns are also reviewed to check for reasonableness and appropriateness.

The Company uses a Yield Curve technique methodology to determine its GAAP discount rate. Under this approach, future benefit payment cash flows are projected from the pension plan on a projected benefit obligation basis. The payment stream is discounted to a present value using an interest rate applicable to the timing of each respective cash flow. The graph of these time-dependent interest rates is known as a yield curve. The interest rates comprising the Yield Curve are determined through a statistical analysis performed by the IRS and issued each month in the form of a pension discount curve. For this purpose, the universe of possible bonds consists of a set of bonds which are designated as corporate, have high quality ratings (AAA, AA, or A) from nationally recognized statistical rating organizations, and have at least $250 million in par amount outstanding on at least one day during the reporting period. A 1% increase/decrease in the discount rate for fiscal years 2012 and 2011 would decrease/increase pension expense by approximately $152,000 and $212,000, respectively.

The Company uses a total return investment approach, whereby a mix of equities and fixed-income investments are used to attempt to maximize the long-term return on plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value, and small and large capitalizations. The target allocations based on the Company's investment policy were 70% in equity securities and 30% in fixed-income securities at both April 30, 2012 and April 30, 2011. A 1% increase/decrease in the expected return on assets for fiscal years 2012 and 2011 would decrease/increase pension expense by approximately $149,000 and $132,000, respectively.

Plan assets by asset categories as of April 30, 2012 and 2011 were as follows:

$ in thousands	**2012**		2011	
Asset Category	**Amount**	**%**	Amount	%
Equity Securities	**$ 9,417**	**67**	$11,342	76
Fixed Income Securities	**4,547**	**33**	3,458	23
Cash and Cash Equivalents	**43**	**—**	179	1
Totals	**$14,007**	**100**	$14,979	100

The following tables present the fair value of the assets in our defined benefit pension plans at April 30, 2012 and 2011:

	2012		
Asset Category	**Level 1**	**Level 2**	**Level 3**
Large Cap	**$ 5,225**	$ —	$ —
Small/Mid Cap	**1,329**	—	—
International	**1,202**	—	—
Emerging Markets	**1,134**	—	—
Real Estate/Commodities	**527**	—	—
Fixed Income	**4,547**	—	—
Cash and Cash Equivalents	**43**	—	—
Totals	**$14,007**	$ —	$ —

	2011		
Asset Category	**Level 1**	**Level 2**	**Level 3**
Large Cap	$ 6,382	$ —	$ —
Small/Mid Cap	1,603	—	—
International	1,492	—	—
Emerging Markets	1,278	—	—
Real Estate/Commodities	587	—	—
Fixed Income	3,458	—	—
Cash and Cash Equivalents	179	—	—
Totals	$14,979	$ —	$ —

Level 1 retirement plan assets include United States currency held by a designated trustee and equity funds of common and preferred securities issued by domestic and foreign corporations. These equity funds are traded actively on exchanges and price quotes for these shares are readily available.

Defined Contribution Plan

The Company has a defined contribution plan covering substantially all salaried and hourly employees. The plan provides benefits to all employees who have attained age 21, completed three months of service, and who elect to participate. The plan provides that the Company make matching contributions equal to 100% of the employee's qualifying contribution up to 3% of the employee's compensation, and make matching contributions equal to 50% of the employee's contributions between 3% and 5% of the employee's compensation, resulting in a maximum employer contribution equal to 4% of the employee's compensation. Additionally, the plan provides that the Company may elect to make a non-matching contribution for participants employed by the Company on December 31 of each year up to 1% of the participant's qualifying compensation for that calendar year. The Company's contributions to the plan in fiscal years 2012, 2011, and 2010 were $664,000, $847,000, and $862,000, respectively.

Note 9—Segment Information

The Company's operations are classified into two business segments: Domestic Operations and International Operations. The Domestic Operations segment principally designs, manufactures, and installs scientific and technical furniture, including steel and wood laboratory cabinetry, fume hoods, laminate casework, flexible systems, worksurfaces, workstations, workbenches, and computer enclosures. The International Operations segment, which consists of four foreign subsidiaries as identified in Note 1, provides both the Company's products and services, including facility design, detailed engineering, construction, and project management from the planning stage through testing and commissioning of laboratories.

Intersegment transactions are recorded at normal profit margins. All intercompany balances and transactions have been eliminated. Certain corporate expenses shown below have not been allocated to the business segments.

The following table shows revenues, earnings, and other financial information by business segment for each of the three years ended April 30:

$ in thousands	Domestic Operations	International Operations	Corporate	Total
Fiscal Year 2012				
Revenues from external customers	**$83,971**	**$18,876**	**$ —**	**$102,847**
Intersegment revenues	**5,290**	**3,051**	**(8,341)**	**—**
Depreciation	**2,513**	**151**	**—**	**2,664**
Operating earnings (loss) before income taxes	**3,400**	**2,472**	**(3,333)**	**2,539**
Income tax expense (benefit)	**1,349**	**779**	**(1,389)**	**739**
Net earnings attributable to noncontrolling interest	**—**	**769**	**—**	**769**
Net earnings (loss) attributable to Kewaunee Scientific Corporation	**2,051**	**924**	**(1,944)**	**1,031**
Segment assets	**50,148**	**13,988**	**—**	**64,136**
Expenditures for segment assets	**1,395**	**40**	**—**	**1,435**
Revenues (excluding intersegment) to customers in foreign countries	**7,007**	**18,876**	**—**	**25,883**
Fiscal Year 2011				
Revenues from external customers	$84,121	$15,882	$ —	$100,003
Intersegment revenues	3,825	1,297	(5,122)	—
Depreciation	2,312	175	—	2,487
Operating earnings (loss) before income taxes	5,150	1,008	(3,196)	2,962
Income tax expense (benefit)	1,650	188	(974)	864
Net earnings attributable to noncontrolling interest	—	248	—	248
Net earnings (loss) attributable to Kewaunee Scientific Corporation	3,500	572	(2,222)	1,850
Segment assets	52,812	10,246	—	63,058
Expenditures for segment assets	5,070	177	—	5,247
Revenues (excluding intersegment) to customers in foreign countries	2,663	15,882	—	18,545

$ in thousands	Domestic Operations	International Operations	Corporate	Total
Fiscal Year 2010				
Revenues from external customers	$87,561	$11,532	$ —	$99,093
Intersegment revenues	1,630	448	(2,078)	—
Depreciation	2,219	129	—	2,348
Operating earnings (loss) before income taxes	8,138	902	(3,369)	5,671
Income tax expense (benefit)	2,618	354	(1,051)	1,921
Net earnings attributable to noncontrolling interest	—	178	—	178
Net earnings (loss) attributable to Kewaunee Scientific Corporation	5,520	370	(2,318)	3,572
Segment assets	46,348	10,273	—	56,621
Expenditures for segment assets	2,575	1,664	—	4,239
Revenues (excluding intersegment) to customers in foreign countries	2,385	11,532	—	13,917

Note 10—Consolidated Quarterly Data (Unaudited)

Selected quarterly financial data for fiscal years 2012 and 2011 were as follows:

$ in thousands, except per share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year 2012				
Net sales	**$26,321**	**$25,962**	**$21,574**	**$28,990**
Gross profit	**4,188**	**3,845**	**3,771**	**7,352**
Net earnings (loss)	**108**	**(156)**	**34**	**1,814**
Less: net earnings (loss) attributable to the noncontrolling interest	**86**	**(31)**	**156**	**558**
Net earnings (loss) attributable to Kewaunee Scientific Corporation	**22**	**(125)**	**(122)**	**1,256**
Net earnings (loss) per share attributable to Kewaunee Scientific Corporation				
Basic	**0.01**	**(0.05)**	**(0.05)**	**0.49**
Diluted	**0.01**	**(0.05)**	**(0.05)**	**0.49**
Cash dividends per share	**0.10**	**0.10**	**0.10**	**0.10**
Fiscal Year 2011				
Net sales	$24,858	$25,625	$22,568	$26,952
Gross profit	4,999	5,417	4,163	4,705
Net earnings	724	880	125	369
Less: net earnings attributable to the noncontrolling interest	67	25	39	117
Net earnings attributable to Kewaunee Scientific Corporation	657	855	86	252
Net earnings per share attributable to Kewaunee Scientific Corporation				
Basic	0.26	0.33	0.03	0.10
Diluted	0.26	0.33	0.03	0.10
Cash dividends per share	0.10	0.10	0.10	0.10

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-18417, No. 333-98963, No. 333-160276 and No. 333-176447) of Kewaunee Scientific Corporation of our report dated July 13, 2012 relating to the consolidated financial statements and consolidated financial statement schedule, which report appears in this Form 10-K.

/s/ CHERRY, BEKAERT & HOLLAND, L.L.P.
Charlotte, North Carolina

July 13, 2012

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are intended to ensure that the information required to be disclosed in our filings under the Securities Exchange Act of 1934 (the "Exchange Act") is properly and timely recorded, processed, summarized, and reported. Our management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of disclosure controls and procedures as of April 30, 2012 pursuant to Exchange Act Rule 13a-14. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that we are able to collect, process, record, and disclose, within the required time periods, the information we are required to disclose in the reports filed with the Securities and Exchange Commission. In designing disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving desired control objectives, and that management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Nevertheless, we believe that our disclosure controls and procedures are effective.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management concluded the Company maintained effective internal control over financial reporting as of April 30, 2012.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only management's report in this Annual Report.

Changes in Internal Control Over Financial Reporting

There have been no significant changes in our internal controls over financial reporting that occurred during our fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

(a) The information appearing in the sections entitled "Election of Directors" and "Meetings and Committees of the Board" included in our Proxy Statement for use in connection with our annual meeting of stockholders to be held on August 22, 2012 (the " Proxy Statement") is incorporated herein by reference. The Proxy Statement will be filed with the SEC within 120 days of our most recently completed fiscal year.

(b) The names and ages of our executive officers as of July 2, 2012 and their business experience during the past five years are set forth below:

Executive Officers

Name	Age	Position
William A. Shumaker	64	Chief Executive Officer
David M. Rausch	53	President, Chief Operating Officer
D. Michael Parker	60	Senior Vice President, Finance, Chief Financial Officer, Treasurer and Secretary
K. Bain Black	66	Vice President, Sales and Marketing, Healthcare and Technical Products
Dana L. Dahlgren	56	Vice President, Sales and Marketing, Laboratory Products
Elizabeth D. Phillips	35	Vice President, Human Resources
Kurt P. Rindoks	54	Vice President, Engineering and Product Development
Keith D. Smith	43	Vice President, Manufacturing
Sudhir K. (Steve) Vadehra	65	Vice President, International Operations

William A. Shumaker has served as Chief Executive Officer since September 2000. He also served as President from August 2009 until March 2012, when he relinquished this title. He was elected a director of the Company in February 2000 and Chairman of the Board in February 2010. He served as the Chief Operating Officer from August 1998, when he was also elected as Executive Vice President, until September 2000. Mr. Shumaker served as Vice President and General Manager of the Laboratory Products Group from February 1998 to August 1998. He joined the Company in December 1993 as Vice President of Sales and Marketing.

David M. Rausch has served as President and Chief Operating Officer since March 2012. He joined Kewaunee Scientific in March 1994 as Manager of Estimating and was promoted to Southeast Regional Sales Manager in December 1996, then to Director of Sales for Network Storage Systems products in May 2000. In August 2001, he was promoted to Project Sales Manager, and in this position, he also had direct management responsibility for the Estimating Department. Mr. Rausch was elected Vice President of Construction Services in June 2007. In June 2011, he was elected Senior Vice President of Construction Services and General Manager of the Laminate Furniture Division.

D. Michael Parker joined the Company in November 1990 as Director of Financial Reporting and Accounting and was promoted to Corporate Controller in November 1991. Mr. Parker has served as Chief Financial Officer, Treasurer and Secretary since August 1995. He was elected Vice President of Finance in August 1995 and Senior Vice President of Finance in August 2000.

K. Bain Black joined the Company in August 2004 as the General Sales Manager for the Technical Products Group. He was elected Vice President and General Manager of the Technical Products Group, effective July 1, 2005 and Vice President, Sales and Marketing of Healthcare and Technical Products, effective June 27, 2012. Prior to joining the Company, Mr. Black was Director of Marketing for Newton Instrument Company, a manufacturer of products for the telecom industry, from 2001 to 2003. Prior thereto, he was a partner and President of TechMetals, LLC beginning in 1997.

Dana L. Dahlgren joined the Company in November 1989 as a Regional Sales Manager and was promoted to Director of Sales and Marketing of the Laboratory Products Group in September 1998. Mr. Dahlgren was elected Vice President of Sales and Marketing of the Laboratory Products Group in June 2004.

Elizabeth D. Phillips joined the Company in August 2006 as Human Resources and Training Manager. She was promoted to Director of Human Resources in June 2007 and was elected Vice President of Human Resources in June 2009. Prior to joining the Company, she was Director of Human Resources for Vanguard Furniture Co., Inc., a manufacturer of household furniture, from April 2004 until August 2006.

Kurt P. Rindoks joined the Company in January 1985 as an engineer. He was promoted to Director of Product Development in August 1991 and assumed the additional responsibilities of Director of Engineering in July 1995. He has served as Vice President of Engineering and Product Development since September 1996. Additionally, from May 1998 through October 2001, he served as General Manager of the Company's Resin Materials Division.

Keith D. Smith joined the Company in 1993 as a department supervisor in the Metal Plant and served as Resin Plant Manager from 1995 until April 2001 when he was promoted to Wood Plant Manager. He served as Wood Plant Manager until he assumed the position of Director of Manufacturing in November 2003, a position he held until he was promoted to Vice President of Manufacturing, effective July 1, 2005.

Sudhir K. (Steve) Vadehra joined the Company in October 1999. He was elected Vice President of International Operations in June 2004. He also has served as the Managing Director of Kewaunee Labway Asia Pte. Ltd., the Company's joint venture subsidiary in Singapore, since the subsidiary's formation in June 1998.

Section 16(a) Beneficial Ownership Reporting Compliance

The information appearing in the section entitled "Securities Ownership of Certain Beneficial Owners – Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement is incorporated herein by reference.

Code of Ethics

A copy of our code of ethics that applies to our Chief Executive Officer and Chief Financial Officer, entitled "Ethics Obligations for Chief Executive Officer and Employees with Financial Reporting Responsibilities," is available free of charge through our website at **www.kewaunee.com**.

Audit Committee

The information appearing in the section entitled "Election of Directors – Meetings and Committees of the Board" in our Proxy Statement is incorporated herein by reference.

Item 11. Executive Compensation

The information appearing in the sections entitled "Compensation Discussion and Analysis," "Compensation Tables," "Agreements with Certain Executives," and "Election of Directors – Compensation Committee Interlocks and Insider Participation" in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information appearing in the sections entitled "Security Ownership of Directors and Executive Officers" and "Security Ownership of Certain Beneficial Owners" in the Proxy Statement is incorporated herein by reference.

The following table sets forth certain information as of April 30, 2012 with respect to compensation plans under which our equity securities are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans approved by Security Holders:			
2000 Key Employee Stock Option Plan	48,350	$13.89	—
2008 Key Employee Stock Option Plan	179,700	$11.38	120,300
2010 Stock Option Plan for Directors	70,000	$10.59	30,000
Equity Compensation Plans not approved by Security Holders:	—	—	—

Refer to Note 5 of the Company's consolidated financial statements for additional information.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information appearing in the sections entitled "Election of Directors" and "Agreements with Certain Executives" in the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information appearing in the section entitled "Independent Registered Public Accounting Firm – Audit Fees and Non-Audit Fees" in the Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

The following documents are filed or incorporated by reference as part of this Annual Report:

		Page
(a)(1)	Consolidated Financial Statements	
	Report of Independent Registered Public Accounting Firm Cherry, Bekaert & Holland, L.L.P.	16
	Consolidated Statements of Operations – Years ended April 30, 2012, 2011 and 2010	17
	Consolidated Statements of Comprehensive Income and Stockholders' Equity – Years ended April 30, 2012, 2011 and 2010	18
	Consolidated Balance Sheets – April 30, 2012 and 2011	19
	Consolidated Statements of Cash Flows – Years ended April 30, 2012, 2011 and 2010	20
	Notes to Consolidated Financial Statements	21
	Consent of Independent Registered Public Accounting Firm	35
(a)(2)	Consolidated Financial Statement Schedule	

Schedule II – Valuation and Qualifying Accounts
Years Ended April 30, 2012, 2011, and 2010
(in thousands)

Allowance for Doubtful Accounts:	
Balance April 30, 2009	$ 259
Bad debt provision	163
Doubtful accounts written off (net)	(163)
Balance April 30, 2010	259
Bad debt provision	60
Doubtful accounts written off (net)	(69)
Balance April 30, 2011	250
Bad debt provision	**214**
Doubtful accounts written off (net)	**(153)**
Balance April 30, 2012	**$ 311**

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

(a)(3) Exhibits

Exhibits required by Item 601 of Regulation S-K are listed in the Exhibit Index, which is attached hereto at pages 41 through 43 and which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KEWAUNEE SCIENTIFIC CORPORATION

By: /s/ William A. Shumaker
William A. Shumaker
Chief Executive Officer

Date: July 13, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the Registrant and in the capacities and on the dates indicated have signed this report below.

(i) Principal Executive Officer

/s/ William A. Shumaker
William A. Shumaker
Chief Executive Officer

(ii) Principal Financial and Accounting Officer

/s/ D. Michael Parker
D. Michael Parker
Senior Vice President, Finance
Chief Financial Officer,
Treasurer and Secretary

(iii) A majority of the Board of Directors:

/s/ John C. Campbell, Jr. John C. Campbell, Jr.	/s/ David S. Rhind David S. Rhind	July 13, 2012
/s/ Ross W. McCanless Ross W. McCanless	/s/ James T. Rhind James T. Rhind	
/s/ Patrick L. McCrory Patrick L. McCrory	/s/ John D. Russell John D. Russell	
/s/ Margaret B. Pyle Margaret B. Pyle	/s/ William A. Shumaker William A. Shumaker	

BOARD OF DIRECTORS

John C. Campbell, Jr.
Retired Private Consultant

Ross W. McCanless
Chief Legal Officer
HVM, L.L.C.

Patrick L. McCrory
Sr. Director of Strategic Initiatives
Moore & Van Allen
Partner – McCrory & Company
Former Mayor – Charlotte, NC

Margaret B. Pyle
Attorney
Executive Vice President,
Chief Legal Counsel
The Pyle Group

David S. Rhind
Deputy General Counsel
Hudson Global, Inc.

James T. Rhind
Retired Attorney
Bell, Boyd & Lloyd LLP

John D. Russell
Business Consultant
Former Chief Executive Officer
Maysteel, LLC

William A. Shumaker
Chairman of the Board,
Chief Executive Officer
Kewaunee Scientific Corporation

EXECUTIVE OFFICERS

William A. Shumaker
Chief Executive Officer

David M. Rausch
President,
Chief Operating Officer

D. Michael Parker
Senior Vice President, Finance,
Chief Financial Officer,
Treasurer, Secretary

K. Bain Black
Vice President, Sales & Marketing
Healthcare & Technical Products

Dana L. Dahlgren
Vice President, Sales & Marketing
Laboratory Products

Elizabeth D. Phillips
Vice President, Human Resources

Kurt P. Rindoks
Vice President, Engineering
& Product Development

Keith D. Smith
Vice President, Manufacturing

Sudhir K. Vadehra
Vice President,
International Operations

CORPORATE HEADQUARTERS

2700 West Front Street
Statesville, NC 28677-2927
P.O. Box 1842, Statesville, NC 28687-1842
Telephone: 704-873-7202
Facsimile: 704-873-1275

INTERNATIONAL HEADQUARTERS

Kewaunee Labway Asia Pte. Ltd.
194 Pandan Loop, #6-22
Pantech Industrial Complex
Singapore 128 383
Telephone: 65-6773-0288
Facsimile: 65-6773-2322

STOCKHOLDER INFORMATION

Financial Information

The Company's Form 10-K financial report, filed annually with the Securities and Exchange Commission, may be obtained by stockholders without charge on the Internet at http://www.kewaunee.com or by writing the Secretary of the Company, Kewaunee Scientific Corporation, P.O. Box 1842, Statesville, NC 28687-1842.

The Company's common stock is listed on the NASDAQ Global Market.

Trading symbol: KEQU

Recent financial information and Company news is available on the Internet at http://www.kewaunee.com.

Notice of Annual Meeting

The Annual Meeting of Stockholders of Kewaunee Scientific Corporation will be held at The Conference Center at UBS Tower, One North Wacker Drive, 2nd Floor, Chicago, IL on August 22, 2012, at 10:00 a.m. Central Daylight Time.

Transfer Agent and Registrar

All stockholder inquiries, including transfer-related matters, should be directed to: Computershare, P.O. Box 358015, Pittsburgh, PA 15252-8015 or 480 Washington Boulevard, Jersey City, NJ 07310-1900, Telephone: 800-288-9541. Internet at:
http://www.bnymellon.com/shareowner/equityaccess

Independent Registered Public Accounting Firm

Cherry, Bekaert & Holland, L.L.P.
Charlotte, NC

PRODUCT INFORMATION

Kewaunee Scientific Corporation products are available through a network of sales representatives, a national stocking distributor, and international subsidiaries.

For more information on the Company's laboratory furniture products: Telephone: 877-539-2863
On the Internet at http://www.kewaunee.com
E-mail: kscmarketing@kewaunee.com

For more information on the Company's technical furniture products: Telephone: 800-824-6626
On the Internet at http://www.kewaunee.com
E-mail: tfgorders@kewaunee.com.

For more information on the Company's laminate furniture products: Telephone: 877-572-6610
On the Internet at http://www.kewaunee.com
E-mail: ksclaminate@kewaunee.com

EMPLOYMENT OPPORTUNITIES

Individuals interested in employment with Kewaunee Scientific Corporation should contact the Vice President of Human Resources, Kewaunee Scientific Corporation, P.O. Box 1842, Statesville, NC 28687-1842. Employment opportunities are also listed on the Internet at http://www.kewaunee.com. Kewaunee Scientific Corporation is an equal opportunity employer.

KEWAUNEE®
Scientific Corporation

P.O. Box 1842 • Statesville, NC 28687-1842
Phone: (704) 873-7202 • Fax: (704) 873-1275
Web Site: www.kewaunee.com